FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Opteum Mortgage Acceptance Corporation	**0001257394**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, April 1, 2005 Series 2005-2	**333-120965**

Name of Person Filing the Document
(If Other than the Registrant)

05050213

PROCESSING 2005 SECTION

PROCESSED
APR 07 2005
THOMSON
FINANCIAL

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

OPTEUM MORTGAGE ACCEPTANCE CORPORATION

By: Frank Plenskofski

Name: Frank Plenskofski
Title: Vice President and Treasurer

Dated: April 5, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	0

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

New Issue Computational Materials

$877,604,000 (Approximate)

Opteum Mortgage Acceptance Corporation,
Asset-Backed Pass-Through Certificates, Series 2005-2

Opteum
FINANCIAL SERVICES

Opteum Financial Services, LLC
Seller and Servicer

Wells Fargo Bank, N.A.
Master Servicer

Opteum Mortgage Acceptance Corporation
Depositor

March 23, 2005

BEAR STEARNS
ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFURT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns, and/or individuals thereof, may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

$877,604,000 (Approximate)

Opteum Mortgage Acceptance Corporation, Series 2005-2

Opteum Financial Services, LLC
Seller and Servicer
Wells Fargo Bank, N.A.
Master Servicer
Opteum Mortgage Acceptance Corporation
Depositor

TRANSACTION HIGHLIGHTS

Characteristics of the Certificates

Offered Certificates[5]	Original Principal Balance [1]	Coupon	Average Life to call (years) [2]	Principal Window to call (months) [2]	Initial Credit Enhancement Percentage	Final Scheduled Distribution Date	Expected Ratings (S&P/Mdy's)
Class A-I-1	$165,906,000	(3)(4)	1.00	1-21	10.10%	[9/25/23]	AAA / Aaa
Class A-I-2	$160,061,000	(3)(4)	3.00	21-57	10.10%	[1/25/31]	AAA / Aaa
Class A-I-3	$113,892,000	(3)(4)	6.99	57-95	10.10%	[4/25/35]	AAA / Aaa
Class A-II-1	$325,009,000	(3)(4)	2.77	1-95	10.10%	[4/25/35]	AAA / Aaa
Class A-II-2	$36,112,000	(3)(4)	2.77	1-95	10.10%	[4/25/35]	AAA / Aaa
Class M-1	$22,720,000	(3)(4)	5.29	38-95	7.55%	[4/25/35]	AA+ / Aa1
Class M-2	$13,365,000	(3)(4)	5.29	37-95	6.05%	[4/25/35]	AA / Aa2
Class M-3	$8,464,000	(3)(4)	5.27	37-95	5.10%	[4/25/35]	AA-/Aa3
Class M-4	$7,128,000	(3)(4)	5.27	37-95	4.30%	[4/25/35]	A+ / A1
Class M-5	$6,236,000	(3)(4)	5.27	37-95	3.60%	[4/25/35]	A / A2
Class M-6	$5,346,000	(3)(4)	5.27	37-95	3.00%	[4/25/35]	A- / A3
Class M-7	$4,455,000	(3)(4)	5.27	37-95	2.50%	[4/25/35]	BBB+ / Baa1
Class M-8	$4,455,000	(3)(4)	5.19	37-95	2.00%	[4/25/35]	BBB / Baa2
Class M-9	$4,455,000	(3)(4)	4.97	37-86	1.50%	[4/25/35]	BBB- / Baa3
Class M-10[5]	$4,454,000	(3)(4)	4.57	37-74	1.00%	[4/25/35]	BB+/Ba1
Class M-11[5]	$4,454,000	(3)(4)	3.66	37-57	0.50%	[4/25/35]	BB-/Ba2

Notes:

(1) Certificate sizes are subject to change (+/- 10%).
(2) Calculated based on the Pricing Speed.
(3) One-Month LIBOR plus the related margin.
(4) The margin on the Class A Certificates will double and the margin on the Class M Certificates will increase by a multiple of 1.5 after the Optional Termination Date.
(5) The Class M-10 and Class M-11 Certificates are not offered hereby.

Rating Agency Contacts:

S&P:	Brian Weller	(212) 438-1934
Moody's:	Sang Shin	(212) 553-4976

Title of Securities:	Opteum Mortgage Acceptance Corporation, Asset-Backed Pass-Through Certificates, Series 2005-2.
Offered Certificates:	Class A-I-1, Class A-I-2, Class A-I-3, Class A-II-1, Class A-II-2, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, and Class M-9 Certificates.
Non-Offered Certificates:	Class M-10, Class M-11, Class C, Class P and Class R Certificates.
Class A Certificates:	Class A-I-1, Class A-I-2 and Class A-I-3 Certificates (collectively, the "Class A-I Certificates") are backed by first and second lien, fixed-rate and adjustable-rate mortgage loans with original principal balances that may or may not conform to Freddie Mac limitations (the "Group I Loans").
	Class A-II-1 and Class A-II-2 Certificates (collectively, the "Class A-II Certificates") are backed by first and second lien, fixed-rate and adjustable-rate mortgage loans with original principal balances that will conform to Freddie Mac limitations (the "Group II Loans").
	The Class A-I and Class A-II Certificates are referred to together as the "Class A Certificates."
Class M Certificates:	Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class M-10 and Class M-11 Certificates.
Seller and Servicer:	Opteum Financial Services, LLC.
Master Servicer:	Wells Fargo Bank, N.A.
Subservicers:	Cenlar, FSB (92.94%) and Option One Mortgage Corporation (7.06%).
Depositor:	Opteum Mortgage Acceptance Corporation.
Trustee:	HSBC Bank USA.
Trust Administrator:	Wells Fargo Bank, N.A.
Lead Manager:	Bear, Stearns & Co. Inc.
Co-Manager:	UBS Investment Bank.
Swap Provider:	TBD
Lender Paid PMI Policy Providers:	United Guaranty Insurance Company.
Expected Pricing Date:	On or about March [ ], 2005.
Closing Date:	On or about April [5], 2005.
Distribution Date:	25th of each month, or if such day is not a business day, the next succeeding business day, commencing in May 2005.
Statistical Calculation Date:	April 1, 2005.
Cut-off Date:	April 1, 2005.
Record Date:	For the Class A and Class M Certificates, the business day preceding the Distribution Date.
Master Servicing Fee:	The Master Servicing Fee for the mortgage loans will be 0.0125% per annum.
Servicing Fee (Cenlar, FSB):	With respect to each fixed rate mortgage loan, the Servicing Fee ranges from 0.25% to 0.50% per annum. With respect to each adjustable rate mortgage loan, the Servicing Fee ranges from 0.375% to 0.50% per annum; provided that, if any adjustable rate mortgage has an initial fixed rate interest period, that rate will range from 0.25% to 0.50% per annum during such initial period.

Servicing Fee (Option One):	The Servicing Fee for the mortgage loans serviced by Option One will be 0.50% per annum.
Denomination:	$100,000 and multiples of $1 in excess thereof.
SMMEA Eligibility:	The Class A and Class M Certificates will not be SMMEA eligible.
ERISA Eligibility:	None of the Certificates are expected to be ERISA eligible.
Tax Status:	One or more REMIC elections will be made with respect to the Trust.
Day Count:	The Class A and Class M Certificates are Actual/360.
Accrued Interest:	0 days. The Class A and Class M Certificates will settle flat.
Interest Accrual Period:	For any Distribution Date will be the period commencing on the immediately preceding Distribution Date (or, in the case of the first such Interest Accrual Period, commencing on the Closing Date) and ending on the day immediately preceding such Distribution Date.
Structure:	Floating-Rate Senior/Mezzanine/Overcollateralization Structure.
Pricing Speed:	4% CPR growing to 18% CPR over 12 months for the fixed rate mortgage loans. 4% CPR growing to 30% CPR over 12 months for the adjustable rate mortgage loans.
Pass-Through Rate:	The monthly Pass-Through Rate for the Class A and Class M Certificates on each Distribution Date will be the lesser of (a) One-month LIBOR plus the related margin and (b) the Net WAC Rate. After the Optional Termination Date, the margin on the Class A Certificates will double and the margin on the Class M Certificates will increase by a 1.5 multiple.
Net Mortgage Rate:	On any mortgage loan, the then applicable mortgage rate thereon minus the sum of (1) the Master Servicing Fee, (2) the Servicing Fee and (3) the related Lender-Paid PMI Rate, if such mortgage loan is a Lender-Paid Insured Loan.
Net WAC Rate:	The weighted average of the Net Mortgage Rates on the mortgage loans as of the beginning of the related due period multiplied by a fraction equal to 30 divided by the actual number of days in the related Interest Accrual Period less the amounts paid to the Swap Counterparty allocable to the mortgage loans.
Optional Termination:	The Servicer will have the right to purchase all of the mortgage loans and REO properties in the mortgage pool after the aggregate principal balance of the mortgage loans is less than or equal to 10% of the aggregate principal balance of the mortgage loans as of the Cut-off Date. If the Servicer does not exercise such option, the Master Servicer will have the right to purchase all of the mortgage loans and REO properties in the mortgage pool once the aggregate principal balance of the mortgage loans is less than or equal to 5% of the aggregate principal balance of the mortgage loans as of the Cut-Off Date.
Interest Carry Forward Amount:	As of any Distribution Date the sum of: (x) the excess, if any, of the interest accrued at the related Pass-Through Rate and any Interest Carry Forward Amount for the prior Distribution Date, over the amount in respect of interest actually distributed on each class on such prior Distribution Date, and (y) interest on such excess at the applicable Pass-Through Rate.
Certificate Principal Balance:	As of any Distribution Date, the initial Certificate Principal Balance thereof increased, in the case of any Class M Certificates, by any subsequent recoveries allocated thereto, and reduced by the aggregate of (a) all amounts allocable to principal previously distributed with respect to the Offered Certificate and (b) in the case of any Class M Certificates, any reduction in the Certificate Principal Balance thereof deemed to have occurred in connection with allocations of realized losses in the manner described in the prospectus supplement.

Basis Risk Shortfall Carry-Forward Amount: For any Distribution Date and a class of Class A or Class M Certificates the sum of, (i) the excess of (a) the amount of interest such class would have accrued for such Distribution Date had the applicable Pass-Through Rate not been subject to the Net WAC Rate, over (b) the amount of interest such class of Certificates accrued for such Distribution Date based on the Net WAC Rate, (ii) the unpaid portion of any such amounts from prior Distribution Dates and (iii) accrued interest on the amounts described in clause (ii) at the then applicable Pass-Through Rate, without giving effect to the Net WAC Rate. The ratings on each class of Certificates do not address the likelihood of the payment of any Basis Risk Shortfall Carry-Forward Amount.

Excess Interest: Interest generated on the mortgage loans is expected to be more than the interest required to be distributed on the Class A and Class M Certificates, resulting in Excess Interest. Excess Interest to the extent it is not used for other required purposes, including to cover interest shortfalls on the Class A and Class M Certificates or to fund any Overcollateralization Increase Amount, will be distributable to the Class C Certificates.

Senior Enhancement Percentage: For any Distribution Date is the percentage obtained by dividing:

(x) the sum of:

- (i) the aggregate Certificate Principal Balance of the Class M Certificates, before taking into account the distribution of the Principal Distribution Amount on such Distribution Date, and
- (ii) the Overcollateralization Amount, after taking into account the distribution of the Principal Remittance Amount on such Distribution Date, by

(y) the outstanding principal balance of the mortgage loans as of the last day of the related due period.

Credit Enhancement Percentage: The Credit Enhancement Percentage for any class of Certificates for any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the class or classes subordinate thereto (including the Class C Certificates) by (y) the aggregate principal balance of the mortgage loans, calculated after taking into account distributions of principal on the mortgage loans and distributions of the Principal Distribution Amounts to the holders of the Certificates then entitled to distributions of principal on such Distribution Date.

Principal Remittance Amount: With respect to any Distribution Date, the amount equal to the sum (net of amounts reimbursable therefrom to the Master Servicer and the Servicer) of the following amounts with respect to the immediately preceding due period: (i) each scheduled payment of principal due during such due period and received or advanced with respect thereto, (ii) all unscheduled collections including full and partial principal prepayments received during the previous calendar month, and (iii) the principal portion of all proceeds received with respect to the repurchase of mortgage loans.

Principal Payments for Class A Certificates: Prior to the Stepdown Date, the Class A Certificates will receive all principal collected on the mortgage loans unless the Class A Certificates are paid to zero.

On or after the Stepdown Date and assuming no Trigger Event is in effect, principal paid to the Class A Certificates will be an amount such that the Class A Certificates will have approximately [20.20]% of the current balance of the mortgage loans as credit enhancement.

Principal Payments for Class M Certificates: The Class M Certificates will receive no principal payments before the Stepdown Date, unless the Class A Certificates have been paid to zero. On or after the Stepdown Date and assuming no Trigger Event is in effect, principal will be shared among the Class M Certificates to maintain, in each case, approximately 2x their respective initial credit support.

Principal Distribution Amount: On any Distribution Date, the lesser of (i) the outstanding principal balance of the Class A and Class M Certificates and (ii) the sum of (A) the Principal Remittance Amount minus any net swap payments or swap termination payment due to the Swap Counterparty remaining unpaid (after application of interest collections used for this purpose on such Distribution Date) and (B) any Excess Interest allocable to principal in order to build or maintain the Overcollateralization Target Amount.

Principal Allocation Amount: With respect to any Distribution Date, the sum of (a) the principal remittance amount for that Distribution Date and (b) the aggregate amount of realized losses on the mortgage loans in the calendar month preceding that Distribution Date, to the extent covered by excess cash flow for that Distribution Date; provided, that on any Distribution Date on which there is insufficient excess cash flow to cover all realized losses on the mortgage loans, in determining the Class A-I Principal Distribution Amount and Class A-II Principal Distribution Amount, the available excess cash flow will be allocated to the Class A-I Certificates and Class A-II *Certificates, pro rata, based on the principal portion of realized losses on the Group I Loans* and Group II Loans, respectively.

Class A-I Principal Distribution Amount: On any Distribution Date, the Class A Principal Distribution Amount multiplied by a fraction, the numerator of which is the portion of the Principal Allocation Amount related to the Group I Loans for that Distribution Date and the denominator of which is the Principal Allocation Amount for all of the mortgage loans for that Distribution Date.

Class A-II Principal Distribution Amount: On any Distribution Date, the Class A Principal Distribution Amount multiplied by a fraction, the numerator of which is the portion of the Principal Allocation Amount related to the Group II Loans for that Distribution Date and the denominator of which is the Principal Allocation Amount for all of the mortgage loans for that Distribution Date.

Class A Principal Distribution Amount: With respect to any Distribution Date prior to the Stepdown Date or on which a Trigger Event is in effect, the Principal Distribution Amount. With respect to any Distribution Date on or after the Stepdown Date and on which a Trigger Event is not in effect, an amount equal to the excess of (x) the Certificate Principal Balance of the Class A Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately [79.80]% and (ii) the aggregate principal balance of the mortgage loans as of the last day of the related due period and (B) the aggregate principal balance of the mortgage loans as of the last day of the related due period minus the Overcollateralization Target Amount.

Class M Principal Distribution Amount:

The Class M Certificates will not receive any principal payments until the Stepdown Date unless the Class A Certificates have been paid to zero. In such case, the Class M Certificates will receive the remaining Principal Distribution Amount, sequentially in order of seniority until the Certificate Principal Balance of each such class is reduced to zero. On or after the Stepdown Date (provided no Trigger Event is in effect), principal will be paid on the Class M Certificates, as follows:

(i) To the Class M-1 Certificates until approximately a [15.10]% Credit Enhancement Percentage is reached (based on 2x the Class M-1 Initial Credit Enhancement Percentage),

(ii) To the Class M-2 Certificates until approximately a [12.10]% Credit Enhancement Percentage is reached (based on 2x the Class M-2 Initial Credit Enhancement Percentage),

(iii) To the Class M-3 Certificates, until approximately a [10.20]% Credit Enhancement Percentage is reached (based on 2x the Class M-3 Initial Credit Enhancement Percentage),

(iv) To the Class M-4 Certificates, until approximately a [8.60]% Credit Enhancement Percentage is reached (based on 2x the Class M-4 Initial Credit Enhancement Percentage),

(v) To the Class M-5 Certificates, until approximately a [7.20]% Credit Enhancement Percentage is reached (based on 2x the Class M-5 Initial Credit Enhancement Percentage),

(vi) To the Class M-6 Certificates, until approximately a [6.00]% Credit Enhancement Percentage is reached (based on 2x the Class M-6 Initial Credit Enhancement Percentage),

(vii) To the Class M-7 Certificates, until approximately a [5.00]% Credit Enhancement Percentage is reached (based on 2x the Class M-7 Initial Credit Enhancement Percentage),

(viii) To the Class M-8 Certificates, until approximately a [4.00]% Credit Enhancement Percentage is reached (based on 2x the Class M-8 Initial Credit Enhancement Percentage),

(ix) To the Class M-9 Certificates, until approximately a [3.00]% Credit Enhancement Percentage is reached (based on 2x the Class M-9 Initial Credit Enhancement Percentage),

(x) To the Class M-10 Certificates, until approximately a [2.00]% Credit Enhancement Percentage is reached (based on 2x the Class M-10 Initial Credit Enhancement Percentage), and

(xi) To the Class M-11 Certificates, until approximately a [1.00]% Credit Enhancement Percentage is reached (based on 2x the Class M-11 Initial Credit Enhancement Percentage).

On or after the Stepdown Date, if a Trigger Event is in effect, the Principal Distribution Amount will be paid sequentially first to the Class A Certificates and then to the Class M Certificates in their order of seniority until the Certificate Principal Balance of each such class is reduced to zero.

Priority of Distributions: On each Distribution Date, available funds from the mortgage loans will be distributed as follows:

1. To the Master Servicer and the Servicer, the Master Servicing Fee and Servicing Fee, respectively, accrued on the aggregate principal balance of the mortgage loans as well as any mortgage insurance premiums.
2. To pay interest on the Class A Certificates, *pro rata*, including any accrued unpaid interest from prior Distribution Dates and then to pay interest excluding any accrued unpaid interest from prior Distribution Dates sequentially to the Class M Certificates in the order of their numerical class designations.

3A. Prior to the Stepdown Date or if a Trigger Event is in effect:

a) To pay the Class A-I Principal Distribution Amount to the Class A-I Certificates sequentially, to the Class A-I-1, Class A-I-2 and Class A-I-3 Certificates, in each case until the Certificate Principal Balance of each such class has been reduced to zero, and then to the Class A-II Certificates, on a pro rata basis until the Certificate Principal Balance of each such class has been reduced to zero, however, if a Sequential Trigger Event is in effect, the *Class A-II Certificates are paid sequentially.*

b) To pay the Class A-II Principal Distribution Amount to the Class A-II Certificates concurrently, to the Class A-II-1 and Class A-II-2 Certificates, on a pro rata basis, until the Certificate Principal Balances of each such class has been reduced to zero; provided, however, that if a Sequential Trigger Event (as defined below) is in effect, the Class A-II-2 Principal Distribution Amount will be paid sequentially, to the Class A-II-1 Certificates and Class A-II-2 Certificates, in each case until the Certificate Principal Balance of each such class has been reduced to zero, and then to the Class A-I Certificates, sequentially, until the aggregate certificate principal balance of the Class A-I Certificates has been reduced to zero.

c) To pay principal to the Class M Certificates from the remaining Principal Distribution Amount sequentially in the order of their numerical class designations, until the Certificate Principal Balance of each such class has been reduced to zero.

3B. On or after the Stepdown Date and if a Trigger Event is not in effect:

a) To pay the Class A-I Principal Distribution Amount to the Class A-I Certificates sequentially, to the Class A-I-1, Class A-I-2 and Class A-I-3 Certificates, in each case until the Certificate Principal Balance of each such class has been reduced to zero, and then to the Class A-II Certificates, on a pro rata basis until the Certificate Principal Balance of each such class has been reduced to zero, however, if a Sequential Trigger Event is in effect, the Class A-II Certificates are paid sequentially.

b) To pay the Class A-II Principal Distribution Amount concurrently to the Class A-II-1 and Class A-II-2 Certificates, pro rata basis, until the Certificate Principal Balances of each such class has been reduced to zero, and then to the Class A-I Certificates, sequentially, until the aggregate certificate principal balance of the Class A-I Certificates has been reduced to zero.

c) To pay principal to the Class M Certificates, in accordance with the principal payment provisions described above under Class M Principal Distribution Amount.

4. To pay the Interest Carry Forward Amounts on the Class M Certificates, sequentially in numerical order.
5. To pay any Realized Loss Amounts allocated to the Class M Certificates.
6. To pay the Basis Risk Shortfall Carry Forward Amount first to the Class A Certificates, *pro rata*, and then to the Class M Certificates sequentially in numerical order.
7. To the Swap Counterparty, any termination payment triggered by a swap termination event.
8. To pay any remaining amount to the Class C and R Certificates in accordance with the Pooling and Servicing Agreement.

Sequential Trigger Event: On any Distribution Date prior to the 37th Distribution Date, cumulative realized losses on the mortgage loans as a percentage of the initial aggregate principal balance of the mortgage loans as of the Cut-off Date exceed [3.5]%, or on or after the Stepdown Date, a Trigger Event is in effect.

Credit Enhancement: Credit Enhancement will be provided by:

- Excess Interest
- Overcollateralization
- Subordination
  - Class A Certificates are senior to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class M-10 and Class M-11 Certificates
  - Class M Certificates with a higher numerical designation are subordinate to those Class M Certificates with a lower numerical designation

Initial Credit Support*		On or After Stepdown Date**	
Class	Percentage*	Class	Percentage*
Class A-I-1	10.10%	Class A-I-1	20.20%
Class A-I-2	10.10%	Class A-I-2	20.20%
Class A-I-3	10.10%	Class A-I-3	20.20%
Class A-II-1	10.10%	Class A-II-1	20.20%
Class A-II-2	10.10%	Class A-II-2	20.20%
Class M-1	7.55%	Class M-1	15.10%
Class M-2	6.05%	Class M-2	12.10%
Class M-3	5.10%	Class M-3	10.20%
Class M-4	4.30%	Class M-4	8.60%
Class M-5	3.60%	Class M-5	7.20%
Class M-6	3.00%	Class M-6	6.00%
Class M-7	2.50%	Class M-7	5.00%
Class M-8	2.00%	Class M-8	4.00%
Class M-9	1.50%	Class M-9	3.00%
Class M-10	1.00%	Class M-10	2.00%
Class M-11	0.50%	Class M-11	1.00%

**Approximate*

***Targeted*

Overcollateralization Amount: With respect to any Distribution Date, the outstanding principal balance of the mortgage loans as of the last day of the related due period less the aggregate Certificate Principal Balance of the Class A and Class M Certificates (after taking into account all distributions of principal on such Distribution Date).

Overcollateralization Increase Amount: As of any Distribution Date, the excess, if any, of:

(x) the Overcollateralization Target Amount for such Distribution Date over

(y) the Overcollateralization Amount for such Distribution Date, calculated for this purpose after taking into account the reduction on such Distribution Date of the Certificate Principal Balances of all classes of Certificates from distributions of the Principal Remittance Amount, but prior to taking into account any Realized Loss Amounts on such Distribution Date.

Overcollateralization Target Amount: As of any Distribution Date, the Overcollateralization Target Amount is an amount equal to approximately [0.50]% of the principal balance of the mortgage loans as of the Cut-off date.

Stepdown Date: The later to occur of:

- (i) the Distribution Date in May 2008 and
- (ii), and the first Distribution Date on which the Senior Enhancement Percentage equals or exceeds approximately [20.20]%.

Trigger Event: On a Distribution Date, a Trigger Event will have occurred if:

(i) the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related due period divided by the initial Pool Balance exceeds the applicable percentages set forth below with respect to such Distribution Date; or

Distribution Date	Percentage
May 2005 to April 2008	N/A
May 2008 to April 2009	[1.00]%
May 2009 to April 2010	[1.50]%
May 2010 to April 2011	[2.00]%
May 2011 and thereafter	[2.25]%

(ii) the three-month rolling average of 60+ Day Delinquent Loans equals or exceeds [35.5]% of the Senior Enhancement Percentage.

Mortgage Pool: The mortgage loans will consist of two groups of fixed and adjustable rate closed-end Alt-A and Subprime mortgage loans, which accrue interest on an actuarial basis and are secured by first and second lien mortgages on one-to four-family properties with an aggregate principal balance as of the Statistical Calculation Date of approximately $[890,967,895].

Group I Loans will be approximately [1,683] fixed and adjustable rate mortgage loans with an aggregate principal balance as of the Statistical Calculation Date of approximately $[489,275,783] that may or may not conform to Freddie Mac limitations.

Group II Loans will be approximately [1,929] fixed and adjustable rate mortgage loans with an aggregate principal balance as of the Statistical Calculation Date of approximately $[401,928,538] that will conform to Freddie Mac limitations.

As of the Statistical Calculation Date, approximately 63.71% of the mortgage loans were originated according to Opteum's "Five Star Series" underwriting guidelines, approximately 21.63% were underwritten to guidelines similar to Opteum's "Five Star Series" guidelines, approximately 7.05% of the mortgage loans were originated according to Opteum's "Contemporary Series" underwriting guidelines, approximately 5.81% of the mortgage loans were originated according to Opteum's Jumbo underwriting guidelines, and approximately 1.80% were originated according to other guidelines of the seller.

Allocation of Losses: Any Realized Losses on the mortgage loans will be allocated on any Distribution Date, first, to Net Monthly Excess Cashflow, and second, to the Class C Certificates. If on any Distribution Date as a result of Realized Losses on the mortgage loans, the aggregate Certificate Principal Balance of the Class A and Class M Certificates exceeds the aggregate principal balance of the mortgage loans as of the last day of the related due period, such excess (the "Realized Loss Amount") will be allocated to the Class M Certificates in reverse numerical order. There will be no allocation of Realized Losses on the mortgage loans to the Class A Certificates and Class P Certificates. Investors in the Class A Certificates should note, however, that although Realized Loss Amounts cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the mortgage loans to distribute to the holders of such Certificates all principal and interest amounts to which they are then entitled. Once Realized Loss Amounts are allocated to the Class M Certificates, such amounts with respect to such Certificates will no longer accrue interest. However, the amount of any Realized Losses allocated to the Class M Certificates may be distributed to the holders of those certificates from Net Monthly Excess Cashflow, sequentially.

Advances: The Servicer is required to advance scheduled principal and interest (net of the Servicing Fee) for any delinquent mortgage loan. However, the Servicer will make an advance only if it determines that the advance will be recoverable from future payments or collections on that mortgage loan. If the Servicer fails to make any such advance, the Master Servicer will advance any remaining amounts of scheduled principal and interest for any delinquent mortgage loan (net of the Master Servicing Fee). The Servicer and Master Servicer, as applicable, are entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement.

Prepayment Interest Shortfall: With respect to any Distribution Date, the aggregate shortfall, if any, in collections of interest resulting from mortgagor prepayments.

Compensating Interest: The Servicer is obligated to offset any Prepayment Interest Shortfall on any Distribution Date with Compensating Interest to the extent of its Servicing Fee for such Distribution Date.

Swap Agreement: On the Closing Date, pursuant to a Swap Administration Agreement, the Swap Administrator will enter into a Swap Agreement with [ ] (the "Swap Counterparty") for the benefit of the Class A and Class M Certificates. The Swap Agreement will have an initial notional amount of approximately $[ ]. Under the Swap Agreement, on each Distribution Date until the swap is retired (i) the Swap Administrator shall be obligated to pay the Swap Counterparty an amount equal to [4.239]% per annum on a notional balance equal to the lesser of a (a) the swap notional amount for such Distribution Date set forth in the schedule below and (b) the aggregate principal balance of the Class A and Class M Certificates at the beginning of the related calculation period (such lesser amount, the "Notional Balance") and (ii) the Swap Administrator will be entitled to receive from the Swap Counterparty an amount equal to One-Month LIBOR (as determined pursuant to the Swap Agreement) on the Notional Balance, in each case accrued during the related swap accrual period (days in the case of the first accrual period).

On each such Distribution Date, only the net amount of the two obligations above (the "Net Swap Payment") will be paid by the appropriate party. Upon early termination of the Swap Agreement, the Swap Administrator or the Swap Counterparty may be liable to make termination payment (the "Swap Termination Payment") to the other party, regardless of which party caused the termination. The Swap Termination Payment will be computed in accordance with the procedures set forth in the Swap Agreement. On each Distribution Date on which the Swap Administrator is required to make a Net Swap Payment to the Swap Counterparty, the trust will be obligated to make a payment to the Swap Administrator in the same amount, which payment shall be paid prior to all distributions to Certificateholders. In the event that the Swap Administrator is require to make a Swap Termination Payment to the Swap Counterparty, the trust will be obligated to make a payment to the Swap Administrator in the same amount. If the Swap Termination Payment is not due to a Swap Provider Trigger Event, the trust's payment will be paid on the related Distribution Date, and on any subsequent Distribution Dates until paid in full, prior to all distributions to Certificateholders. If the Swap Termination Payment is due to a Swap Provider Trigger Event, such payment will be made subordinate to distributions to all Certificates other than the Class C Certificates.

Shown below is the aggregate swap notional amount schedule, which generally has been derived by adding (A) for the fixed rate collateral, a notional balance corresponding to 1.5times the pricing speed and (B) for the adjustable rate collateral (1) during the respective fixed rate period, a notional balance corresponding to 40% CPR and (2) during the respective adjustable rate period, zero minus (C) the Overcollateralization Target Amount.

Swap Agreement Notional Balance Schedule

Period	Notional Balance ($)	Period	Notional Balance ($)	Period	Notional Balance ($)
1	890,967,895	37	127,365,263	73	35,246,267
2	860,944,113	38	123,451,886	74	34,296,463
3	831,700,117	39	119,663,918	75	33,372,022
4	803,192,814	40	115,997,140	76	32,472,270
5	775,383,678	41	112,447,480	77	31,596,554
6	748,237,317	42	109,011,013	78	30,744,235
7	721,721,367	43	105,683,949	79	29,914,692
8	695,808,026	44	102,462,634	80	29,107,321
9	670,474,193	45	99,343,541	81	28,321,534
10	645,701,800	46	96,323,266	82	27,556,758
11	621,648,261	47	93,398,527	83	26,812,435
12	598,520,244	48	90,566,153	84	26,088,022
13	576,282,088	49	87,823,085	85	25,382,990
14	554,898,653	50	85,166,372	86	24,696,824
15	534,336,226	51	82,593,164	87	24,029,024
16	514,562,438	52	80,100,711	88	23,379,101
17	495,546,278	53	77,686,356	89	22,746,581
18	477,257,905	54	75,347,535	90	22,131,000
19	459,668,633	55	73,081,775	91	21,531,909
20	442,750,990	56	70,886,685	92	20,948,869
21	426,478,288	57	68,759,791	93	20,381,454
22	410,825,460	58	66,698,599	94	19,829,247
23	395,769,950	59	64,700,440	95	19,291,845
24	381,294,499	60	62,764,725		
25	217,440,400	61	48,893,448		
26	210,310,386	62	47,579,675		
27	203,425,544	63	46,300,909		
28	196,777,041	64	45,056,221		
29	190,356,374	65	43,844,711		
30	184,155,358	66	42,665,499		
31	178,166,117	67	41,517,729		
32	172,381,067	68	40,400,569		
33	166,792,909	69	39,313,208		
34	161,394,308	70	38,254,856		
35	156,178,908	71	37,224,744		
36	151,140,368	72	36,222,124		

Pursuant to the Swap Administration Agreement, amounts paid by the trust to the Swap Administrator as described above, and amounts paid by the Swap Counterparty to the Swap Administrator under the Swap Agreement, will be deposited into a reserve account (the "Swap Account").

Pursuant to the Swap Administration Agreement, amounts paid by the trust to the Swap Administrator will be distributed to the Swap Counterparty on each Distribution Date in the following order of priority:

1) to the Swap Counterparty, any Net Swap Payment owed to the Swap Counterparty under the Swap Agreement for such Distribution Date; and
2) to the Swap Counterparty, any Swap Termination Payment owed to the Swap Counterparty under the Swap Agreement.

Pursuant to the Swap Administration Agreement, amounts paid by the Swap Counterparty to the Swap Administrator will be distributed on each Distribution Date in the following order of priority:

1) to the holders of the Class A Certificates, on a pro rata basis, to pay accrued and unpaid interest to the extent unpaid from interest collections, but only to the extent of the interest portion of Realized Losses or prepayment interest shortfalls (not covered by Compensating Interest) allocated to such Certificates on such Distribution Date;

2) to the holders of the Class M Certificates, in order of priority, to pay accrued and unpaid interest to the extent unpaid from interest collections, but only to the extent of the interest portion of Realized Losses or prepayment interest shortfalls (not covered by Compensating Interest) allocated to such Certificates on such Distribution Date;

3) to pay the holder of the Class A Certificates, pro rata, and then to the Class M Certificates, in order of priority, the principal portion of any realized losses previously allocated thereto that remain unreimbursed;

4) distribution of additional principal to the certificates, until the required level of Overcollateralization Target Amount is reached, but only to the extent of the principal portion of Realized Losses for such Distribution Date;

5) to pay, first to the Class A Certificates, on a pro rata basis, any Basis Risk Shortfall Carry-Forward Amount, as applicable, for such Distribution Date and second, sequentially to the Class M Certificates, in order of priority, any Basis Risk Shortfall Carry-Forward Amount for such Distribution Date; and

6) to the parties named in the Swap Administration Agreement, any remaining amounts.

Swap Provider Trigger Event: A "Swap Provider Trigger Event" shall mean: (i) an Event of Default under the Swap Agreement with respect to which the Swap Counterparty is a Defaulting Party (as defined in the Swap Agreement) or (ii) a Termination Event (including an Additional Termination Event) under the Swap Agreement with respect to which the Swap Provider is the sole Affected Party (as defined in the Swap Agreement).

Available Funds Cap*

(100% PPC; Actual/360)

Month	Spot Index Values	Index Values At 20%	Month	Spot Index Values	Index Values At 20%	Month	Spot Index Values	Index Values At 20%
1	5.31	22.46	41	5.59	13.69	81	5.82	12.46
2	4.36	21.08	42	5.75	13.89	82	5.82	12.46
3	4.44	20.77	43	5.60	13.62	83	6.19	12.99
4	4.44	20.47	44	5.75	13.82	84	5.84	12.44
5	4.48	20.22	45	5.60	13.55	85	6.02	12.68
6	4.57	20.02	46	5.61	13.54	86	5.85	12.41
7	4.52	19.71	47	6.11	14.32	87	6.03	12.65
8	4.61	19.57	48	5.62	13.53	88	5.86	12.38
9	4.56	19.31	49	5.78	13.73	89	5.87	12.37
10	4.57	19.18	50	5.62	13.46	90	6.05	12.62
11	4.81	19.29	51	5.79	13.67	91	5.89	12.34
12	4.60	18.90	52	5.63	13.40	92	6.07	12.59
13	4.68	18.84	53	5.64	13.38	93	5.90	12.31
14	4.62	18.62	54	5.80	13.59	94	5.91	12.30
15	4.71	18.56	55	5.65	13.32	95	6.48	13.12
16	4.65	18.37	56	5.81	13.52			
17	4.66	18.25	57	5.66	13.27			
18	4.75	18.20	58	5.64	13.59			
19	4.68	17.98	59	6.15	14.59			
20	4.78	17.95	60	5.65	13.73			
21	4.74	17.80	61	5.89	13.02			
22	4.85	18.26	62	5.73	12.74			
23	5.37	19.04	63	5.90	12.99			
24	5.07	18.49	64	5.73	12.73			
25	5.56	13.88	65	5.74	12.72			
26	5.43	13.66	66	5.91	12.96			
27	5.58	13.81	67	5.75	12.68			
28	5.44	13.80	68	5.92	12.93			
29	5.45	13.92	69	5.75	12.65			
30	5.59	14.06	70	5.76	12.64			
31	5.45	13.83	71	6.31	13.47			
32	5.60	13.97	72	5.77	12.61			
33	5.47	13.77	73	5.94	12.85			
34	5.48	14.01	74	5.78	12.57			
35	5.80	14.74	75	5.95	12.82			
36	5.51	14.25	76	5.79	12.54			
37	5.73	13.62	77	5.79	12.53			
38	5.58	13.37	78	5.97	12.77			
39	5.73	13.58	79	5.81	12.49			
40	5.58	13.52	80	5.98	12.74			

* For each period, (a)the sum of the interest received from the mortgage loans (net of any servicing or lender PMI fees) and any Swap Payments divided by (b) the aggregate principal balance of the Class A and M Certificates multiplied by a fraction equal to 360 divided by the actual number of days in the related Interest Accrual Period.

Excess Spread Before Losses*

(100% PPC; Actual/360)

MONTH	Spot Index Values	Forward Index Values	MONTH	Spot Index Values	Forward Index Values	MONTH	Spot Index Values	Forward Index Values
1	0.00	0.00	41	2.36	1.85	81	2.54	1.78
2	1.20	1.20	42	2.44	1.95	82	2.54	1.79
3	1.25	1.23	43	2.36	1.82	83	2.71	2.08
4	1.29	1.27	44	2.44	1.93	84	2.55	1.79
5	1.33	1.29	45	2.37	1.80	85	2.64	1.93
6	1.37	1.31	46	2.37	1.80	86	2.56	1.78
7	1.37	1.28	47	2.60	2.17	87	2.65	1.91
8	1.40	1.29	48	2.38	1.80	88	2.57	1.78
9	1.39	1.26	49	2.46	1.91	89	2.58	1.79
10	1.41	1.26	50	2.38	1.78	90	2.66	1.92
11	1.49	1.35	51	2.46	1.89	91	2.59	1.77
12	1.43	1.25	52	2.39	1.77	92	2.68	1.91
13	1.46	1.27	53	2.39	1.77	93	2.60	1.76
14	1.45	1.23	54	2.47	1.89	94	2.60	1.77
15	1.48	1.26	55	2.40	1.75			
16	1.47	1.22	56	2.48	1.87			
17	1.47	1.21	57	2.41	1.75			
18	1.51	1.24	58	2.39	1.87			
19	1.49	1.18	59	2.62	2.31			
20	1.54	1.23	60	2.39	1.93			
21	1.54	1.23	61	2.55	2.00			
22	1.65	1.58	62	2.47	1.85			
23	1.97	2.10	63	2.55	1.98			
24	1.87	1.93	64	2.47	1.85			
25	2.30	1.86	65	2.47	1.86			
26	2.23	1.75	66	2.56	1.98			
27	2.30	1.84	67	2.48	1.84			
28	2.23	1.74	68	2.57	1.97			
29	2.23	1.78	69	2.49	1.82			
30	2.30	1.87	70	2.49	1.83			
31	2.23	1.76	71	2.75	2.25			
32	2.30	1.85	72	2.50	1.82			
33	2.24	1.74	73	2.59	1.95			
34	2.25	1.79	74	2.51	1.80			
35	2.41	2.12	75	2.59	1.94			
36	2.27	1.89	76	2.51	1.80			
37	2.40	1.95	77	2.52	1.81			
38	2.35	1.84	78	2.61	1.94			
39	2.43	1.95	79	2.53	1.79			
40	2.36	1.84	80	2.61	1.93			

*For each period, (a) the sum of the interest received from the mortgage loans (net of any servicing or lender PMI fees) and any Swap Payments less any interest paid to the Class A and M Certificates for such distribution date based on related Pass-Through Rate (except that the Net WAC Rate Cap is calculated as described on the prior page) divided by (b) the aggregate principal balance of the Class A and M Certs multiplied by 12.

Prepayment Sensitivity

Class A-I-1 (to call / to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	12.85	1.74	1.25	**1.00**	0.85	0.74
Modified Duration (years)	10.27	1.66	1.21	**0.97**	0.82	0.72
First Principal Payment	5/25/05	5/25/05	5/25/05	**5/25/05**	5/25/05	5/25/05
Last Principal Payment	9/25/23	8/25/08	7/25/07	**1/25/07**	9/25/06	6/25/06
Principal Lockout (months)	0	0	0	**0**	0	0
Principal Window (months)	221	40	27	**21**	17	14
Illustrative Yield @ Par (30/360)	3.09%	3.09%	3.09%	**3.09%**	3.09%	3.09%

Class A-I-2 (to call / to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	22.22	5.89	4.00	**3.00**	2.34	1.92
Modified Duration (years)	15.71	5.26	3.68	**2.81**	2.22	1.83
First Principal Payment	9/25/23	8/25/08	7/25/07	**1/25/07**	9/25/06	6/25/06
Last Principal Payment	1/25/31	10/25/14	9/25/11	**1/25/10**	1/25/09	1/25/08
Principal Lockout (months)	220	39	26	**20**	16	13
Principal Window (months)	89	75	51	**37**	29	20
Illustrative Yield @ Par (30/360)	3.18%	3.18%	3.18%	**3.18%**	3.18%	3.17%

Class A-I-3 (to call)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	27.71	13.42	9.38	**6.99**	5.50	4.40
Modified Duration (years)	17.94	10.66	7.93	**6.14**	4.95	4.03
First Principal Payment	1/25/31	10/25/14	9/25/11	**1/25/10**	1/25/09	1/25/08
Last Principal Payment	11/25/33	6/25/20	12/25/15	**3/25/13**	6/25/11	4/25/10
Principal Lockout (months)	308	113	76	**56**	44	32
Principal Window (months)	35	69	52	**39**	30	28
Illustrative Yield @ Par (30/360)	3.30%	3.30%	3.30%	**3.30%**	3.30%	3.30%

Class A-I-3 (to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	27.90	15.60	11.33	**8.63**	6.89	5.59
Modified Duration (years)	18.02	11.83	9.15	**7.28**	5.98	4.96
First Principal Payment	1/25/31	10/25/14	9/25/11	**1/25/10**	1/25/09	1/25/08
Last Principal Payment	1/25/35	9/25/32	4/25/28	**10/25/23**	4/25/20	10/25/17
Principal Lockout (months)	308	113	76	**56**	44	32
Principal Window (months)	49	216	200	**166**	136	118
Illustrative Yield @ Par (30/360)	3.30%	3.33%	3.34%	**3.35%**	3.35%	3.36%

Prepayment Sensitivity

Class A-II-1 (to call)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	20.58	5.42	3.70	**2.77**	2.17	1.76
Modified Duration (years)	14.52	4.66	3.32	**2.54**	2.03	1.66
First Principal Payment	5/25/05	5/25/05	5/25/05	**5/25/05**	5/25/05	5/25/05
Last Principal Payment	11/25/33	6/25/20	12/25/15	**3/25/13**	6/25/11	4/25/10
Principal Lockout (months)	0	0	0	**0**	0	0
Principal Window (months)	343	182	128	**95**	74	60
Illustrative Yield @ Par (30/360)	3.22%	3.22%	3.22%	**3.22%**	3.22%	3.22%

Class A-II-1 (to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	20.64	5.62	3.84	**2.87**	2.25	1.81
Modified Duration (years)	14.54	4.78	3.41	**2.62**	2.09	1.70
First Principal Payment	5/25/05	5/25/05	5/25/05	**5/25/05**	5/25/05	5/25/05
Last Principal Payment	1/25/35	4/25/29	1/25/23	**8/25/18**	7/25/15	2/25/13
Principal Lockout (months)	0	0	0	**0**	0	0
Principal Window (months)	357	288	213	**160**	123	94
Illustrative Yield @ Par (30/360)	3.22%	3.22%	3.22%	**3.22%**	3.22%	3.22%

Class A-II-2 (to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	20.58	5.42	3.70	**2.77**	2.17	1.76
Modified Duration (years)	14.45	4.65	3.31	**2.54**	2.03	1.66
First Principal Payment	5/25/05	5/25/05	5/25/05	**5/25/05**	5/25/05	5/25/05
Last Principal Payment	11/25/33	6/25/20	12/25/15	**3/25/13**	6/25/11	4/25/10
Principal Lockout (months)	0	0	0	**0**	0	0
Principal Window (months)	343	182	128	**95**	74	60
Illustrative Yield @ Par (30/360)	3.27%	3.27%	3.27%	**3.27%**	3.27%	3.27%

Class A-II-2 (to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	20.64	5.62	3.84	**2.87**	2.25	1.81
Modified Duration (years)	14.47	4.77	3.41	**2.62**	2.09	1.70
First Principal Payment	5/25/05	5/25/05	5/25/05	**5/25/05**	5/25/05	5/25/05
Last Principal Payment	1/25/35	4/25/29	1/25/23	**8/25/18**	7/25/15	2/25/13
Principal Lockout (months)	0	0	0	**0**	0	0
Principal Window (months)	357	288	213	**160**	123	94
Illustrative Yield @ Par (30/360)	3.27%	3.28%	3.28%	**3.28%**	3.28%	3.27%

Prepayment Sensitivity

Class M-1 (to call)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	26.25	10.24	7.03	**5.29**	4.41	4.01
Modified Duration (years)	16.98	8.35	6.06	**4.71**	4.01	3.68
First Principal Payment	7/25/27	4/25/10	8/25/08	**6/25/08**	7/25/08	9/25/08
Last Principal Payment	11/25/33	6/25/20	12/25/15	**3/25/13**	6/25/11	4/25/10
Principal Lockout (months)	266	59	39	**37**	38	40
Principal Window (months)	77	123	89	**58**	36	20
Illustrative Yield @ Par (30/360)	3.47%	3.47%	3.47%	**3.47%**	3.47%	3.48%

Class M-1 (to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	26.37	11.00	7.64	**5.79**	4.82	4.35
Modified Duration (years)	17.02	8.76	6.45	**5.07**	4.32	3.95
First Principal Payment	7/25/27	4/25/10	8/25/08	**6/25/08**	7/25/08	9/25/08
Last Principal Payment	10/25/34	8/25/27	12/25/21	**2/25/18**	7/25/15	8/25/13
Principal Lockout (months)	266	59	39	**37**	38	40
Principal Window (months)	88	209	161	**117**	85	60
Illustrative Yield @ Par (30/360)	3.47%	3.49%	3.49%	**3.49%**	3.49%	3.49%

Class M-2 (to call)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	26.25	10.24	7.03	**5.29**	4.37	3.93
Modified Duration (years)	16.92	8.33	6.05	**4.71**	3.97	3.61
First Principal Payment	7/25/27	4/25/10	8/25/08	**5/25/08**	7/25/08	8/25/08
Last Principal Payment	11/25/33	6/25/20	12/25/15	**3/25/13**	6/25/11	4/25/10
Principal Lockout (months)	266	59	39	**36**	38	39
Principal Window (months)	77	123	89	**59**	36	21
Illustrative Yield @ Par (30/360)	3.51%	3.51%	3.51%	**3.51%**	3.50%	3.51%

Class M-2 (to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	26.36	10.92	7.57	**5.73**	4.74	4.22
Modified Duration (years)	16.96	8.70	6.40	**5.02**	4.25	3.84
First Principal Payment	7/25/27	4/25/10	8/25/08	**5/25/08**	7/25/08	8/25/08
Last Principal Payment	9/25/34	4/25/26	9/25/20	**2/25/17**	8/25/14	11/25/12
Principal Lockout (months)	266	59	39	**36**	38	39
Principal Window (months)	87	193	146	**106**	74	52
Illustrative Yield @ Par (30/360)	3.51%	3.52%	3.52%	**3.52%**	3.52%	3.52%

Prepayment Sensitivity

Class M-3 (to call)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	26.25	10.24	7.03	**5.27**	4.36	3.89
Modified Duration (years)	16.82	8.31	6.04	**4.69**	3.96	3.57
First Principal Payment	7/25/27	4/25/10	8/25/08	**5/25/08**	6/25/08	7/25/08
Last Principal Payment	11/25/33	6/25/20	12/25/15	**3/25/13**	6/25/11	4/25/10
Principal Lockout (months)	266	59	39	**36**	37	38
Principal Window (months)	77	123	89	**59**	37	22
Illustrative Yield @ Par (30/360)	3.56%	3.56%	3.56%	**3.56%**	3.56%	3.56%

Class M-3 (to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	26.35	10.84	7.50	**5.66**	4.68	4.15
Modified Duration (years)	16.86	8.64	6.34	**4.97**	4.20	3.78
First Principal Payment	7/25/27	4/25/10	8/25/08	**5/25/08**	6/25/08	7/25/08
Last Principal Payment	8/25/34	3/25/25	10/25/19	**4/25/16**	12/25/13	5/25/12
Principal Lockout (months)	266	59	39	**36**	37	38
Principal Window (months)	86	180	135	**96**	67	47
Illustrative Yield @ Par (30/360)	3.56%	3.57%	3.57%	**3.57%**	3.57%	3.57%

Class M-4 (to call)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	26.25	10.24	7.03	**5.27**	4.34	3.85
Modified Duration (years)	16.53	8.24	6.00	**4.66**	3.92	3.52
First Principal Payment	7/25/27	4/25/10	8/25/08	**5/25/08**	6/25/08	7/25/08
Last Principal Payment	11/25/33	6/25/20	12/25/15	**3/25/13**	6/25/11	4/25/10
Principal Lockout (months)	266	59	39	**36**	37	38
Principal Window (months)	77	123	89	**59**	37	22
Illustrative Yield @ Par (30/360)	3.71%	3.71%	3.71%	**3.71%**	3.71%	3.71%

Class M-4 (to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	26.34	10.76	7.43	**5.60**	4.61	4.07
Modified Duration (years)	16.56	8.52	6.25	**4.90**	4.13	3.69
First Principal Payment	7/25/27	4/25/10	8/25/08	**5/25/08**	6/25/08	7/25/08
Last Principal Payment	7/25/34	5/25/24	1/25/19	**9/25/15**	6/25/13	12/25/11
Principal Lockout (months)	266	59	39	**36**	37	38
Principal Window (months)	85	170	126	**89**	61	42
Illustrative Yield @ Par (30/360)	3.71%	3.72%	3.73%	**3.73%**	3.73%	3.73%

Prepayment Sensitivity

Class M-5 (to call)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	26.25	10.24	7.03	**5.27**	4.34	3.85
Modified Duration (years)	16.43	8.21	5.98	**4.66**	3.92	3.51
First Principal Payment	7/25/27	4/25/10	8/25/08	**5/25/08**	6/25/08	6/25/08
Last Principal Payment	11/25/33	6/25/20	12/25/15	**3/25/13**	6/25/11	4/25/10
Principal Lockout (months)	266	59	39	**36**	37	37
Principal Window (months)	77	123	89	**59**	37	23
Illustrative Yield @ Par (30/360)	3.76%	3.76%	3.76%	**3.76%**	3.76%	3.76%

Class M-5 (to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	26.33	10.65	7.34	**5.53**	4.55	4.02
Modified Duration (years)	16.46	8.43	6.19	**4.84**	4.08	3.65
First Principal Payment	7/25/27	4/25/10	8/25/08	**5/25/08**	6/25/08	6/25/08
Last Principal Payment	5/25/34	6/25/23	4/25/18	**2/25/15**	1/25/13	7/25/11
Principal Lockout (months)	266	59	39	**36**	37	37
Principal Window (months)	83	159	117	**82**	56	38
Illustrative Yield @ Par (30/360)	3.76%	3.77%	3.78%	**3.78%**	3.78%	3.78%

Class M-6 (to call)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	26.25	10.24	7.03	**5.27**	4.34	3.80
Modified Duration (years)	16.34	8.19	5.97	**4.65**	3.91	3.47
First Principal Payment	7/25/27	4/25/10	8/25/08	**5/25/08**	6/25/08	6/25/08
Last Principal Payment	11/25/33	6/25/20	12/25/15	**3/25/13**	6/25/11	4/25/10
Principal Lockout (months)	266	59	39	**36**	37	37
Principal Window (months)	77	123	89	**59**	37	23
Illustrative Yield @ Par (30/360)	3.81%	3.81%	3.81%	**3.81%**	3.81%	3.81%

Class M-6 (to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	26.30	10.51	7.23	**5.44**	4.48	3.92
Modified Duration (years)	16.35	8.34	6.10	**4.77**	4.02	3.56
First Principal Payment	7/25/27	4/25/10	8/25/08	**5/25/08**	6/25/08	6/25/08
Last Principal Payment	3/25/34	6/25/22	7/25/17	**6/25/14**	6/25/12	2/25/11
Principal Lockout (months)	266	59	39	**36**	37	37
Principal Window (months)	81	147	108	**74**	49	33
Illustrative Yield @ Par (30/360)	3.81%	3.82%	3.82%	**3.82%**	3.83%	3.82%

Prepayment Sensitivity

Class M-7 (to call)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	26.25	10.24	7.03	**5.27**	4.31	3.80
Modified Duration (years)	15.43	7.96	5.85	**4.57**	3.84	3.43
First Principal Payment	7/25/27	4/25/10	8/25/08	**5/25/08**	5/25/08	6/25/08
Last Principal Payment	11/25/33	6/25/20	12/25/15	**3/25/13**	6/25/11	4/25/10
Principal Lockout (months)	266	59	39	**36**	36	37
Principal Window (months)	77	123	89	**59**	38	23
Illustrative Yield @ Par (30/360)	4.33%	4.33%	4.33%	**4.33%**	4.33%	4.33%

Class M-7 (to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	26.27	10.34	7.10	**5.33**	4.37	3.85
Modified Duration (years)	15.43	8.01	5.89	**4.62**	3.88	3.47
First Principal Payment	7/25/27	4/25/10	8/25/08	**5/25/08**	5/25/08	6/25/08
Last Principal Payment	1/25/34	6/25/21	9/25/16	**11/25/13**	12/25/11	9/25/10
Principal Lockout (months)	266	59	39	**36**	36	37
Principal Window (months)	79	135	98	**67**	44	28
Illustrative Yield @ Par (30/360)	4.33%	4.33%	4.34%	**4.34%**	4.34%	4.34%

Class M-8 (to call / to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	26.22	10.10	6.92	**5.19**	4.25	3.76
Modified Duration (years)	15.24	7.85	5.76	**4.50**	3.78	3.39
First Principal Payment	7/25/27	4/25/10	8/25/08	**5/25/08**	5/25/08	6/25/08
Last Principal Payment	11/25/33	6/25/20	12/25/15	**3/25/13**	6/25/11	4/25/10
Principal Lockout (months)	266	59	39	**36**	36	37
Principal Window (months)	77	123	89	**59**	38	23
Illustrative Yield @ Par (30/360)	4.43%	4.43%	4.43%	**4.43%**	4.43%	4.43%

Class M-9 (to call / to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	26.11	9.73	6.63	**4.97**	4.08	3.58
Modified Duration (years)	15.21	7.64	5.57	**4.34**	3.65	3.24
First Principal Payment	7/25/27	4/25/10	8/25/08	**5/25/08**	5/25/08	5/25/08
Last Principal Payment	7/25/33	2/25/19	12/25/14	**6/25/12**	11/25/10	10/25/09
Principal Lockout (months)	266	59	39	**36**	36	36
Principal Window (months)	73	107	77	**50**	31	18
Illustrative Yield @ Par (30/360)	4.43%	4.43%	4.43%	**4.43%**	4.43%	4.43%

Total Collateral Summary			
Collateral statistics for the Mortgage Loans listed below are as of the Cut-off Date			
		Summary	Ranges (if applicable)
Total Number of Loans		3,612	
Total Outstanding Loan Balance		$890,967,895	$24,289 - $1,993,441
Average Loan Principal Balance		$246,669	
WA Coupon		5.931%	3.875% - 12.500%
WA Remaining Term (mo.)		354	118 – 359
WA Combined LTV*		84.89%	8.33% - 100.00%
WA FICO		693	523 – 815
WA Seasoning (mo.)		3	1 – 15
1st Liens		99.75%	
Loan Type			
ARM		74.38%	
Fixed		25.62%	
Geographic Distribution (> 5%)			
	California	46.58%	
	Georgia	13.86%	
	New Jersey	6.17%	
	Florida	5.58%	
ARM Characteristics			
WA Gross Margin		3.127%	2.000% - 9.250%
WA Initial Periodic Cap		3.479%	1.000% - 6.000%
WA Subsequent Periodic Cap		1.006%	1.000% - 2.000%
WA Lifetime Maximum Rate		11.657%	9.125% - 18.250%
WA Lifetime Minimum Rate		3.163%	2.000% - 9.250%

* With respect to loans secured by second liens, the Combined Loan-to-Value ratio was used.

Collateral Tables - Total Pool

ORIGINAL PRINCIPAL BALANCES OF MORTGAGE LOANS

Original Principal Balance ($)	Number of Loans	Aggregate Original Principal Balance ($)	% of Aggregate Original Principal Balance	Average Original Principal Balance ($)	WA Coupon (%)	WA Combined LTV (%)	WA FICO	IO %
0.01 - 25,000.00	2	$49,500	0.01%	$24,750	8.693%	95.05%	648	0.00%
25,000.01 - 50,000.00	27	1,113,777	0.12	41,251	8.010	74.96	675	14.80
50,000.01 - 75,000.00	118	7,676,477	0.86	65,055	7.004	82.29	692	37.82
75,000.01 - 100,000.00	219	19,594,575	2.20	89,473	6.434	86.39	691	62.15
100,000.01 - 125,000.00	341	38,614,272	4.33	113,238	6.215	88.16	692	66.62
125,000.01 - 150,000.00	380	52,246,163	5.86	137,490	6.093	87.99	698	68.19
150,000.01 - 175,000.00	309	50,011,946	5.61	161,851	6.080	87.59	694	68.03
175,000.01 - 200,000.00	280	52,597,256	5.90	187,847	5.972	85.61	689	66.62
200,000.01 - 225,000.00	254	54,126,221	6.07	213,095	5.879	83.63	688	68.46
225,000.01 - 250,000.00	235	55,940,373	6.27	238,044	5.943	85.26	691	70.32
250,000.01 - 275,000.00	242	63,646,298	7.14	263,001	5.884	84.25	683	66.63
275,000.01 - 300,000.00	214	61,647,891	6.91	288,074	5.896	86.44	690	72.74
300,000.01 - 333,700.00	212	67,582,791	7.58	318,787	5.958	86.35	690	71.20
333,700.01 - 350,000.00	85	29,149,031	3.27	342,930	5.898	85.18	690	76.46
350,000.01 - 500,000.00	473	195,901,644	21.97	414,168	5.872	84.38	694	73.71
500,000.01 - 1,000,000.00	216	134,152,602	15.05	621,077	5.714	82.23	697	81.35
> 1,000,000.01	5	7,607,500	0.85	1,521,500	5.598	68.83	748	73.51
Total	**3,612**	**$891,658,317**	**100.00%**	**$246,860**	**5.931%**	**84.89%**	**693**	**71.65%**

PRINCIPAL BALANCES OF MORTGAGE LOANS AS OF THE CUT-OFF DATE

Principal Balance ($)	Number of Loans	Aggregate Principal Balance as of the Cut-off Date ($)	% of Aggregate Principal Balance as of the Cut-off Date	Average Principal Balance ($)	WA Coupon (%)	WA Combined LTV (%)	WA FICO	IO %
0.01 – 25,000.00	2	$49,093	0.01%	$24,547	8.693%	95.05%	648	0.00%
25,000.01 – 50,000.00	27	1,109,046	0.12	41,076	8.005	74.91	675	14.86
50,000.01 – 75,000.00	118	7,659,041	0.86	64,907	7.003	82.29	692	37.91
75,000.01 – 100,000.00	219	19,571,790	2.20	89,369	6.433	86.40	691	62.23
100,000.01 – 125,000.00	341	38,577,324	4.33	113,130	6.215	88.17	692	66.68
125,000.01 – 150,000.00	381	52,352,282	5.88	137,408	6.106	88.04	698	68.06
150,000.01 – 175,000.00	311	50,346,799	5.65	161,887	6.069	87.67	694	67.58
175,000.01 – 200,000.00	277	52,027,852	5.84	187,826	5.969	85.48	689	67.35
200,000.01 – 225,000.00	257	54,752,226	6.15	213,044	5.883	83.70	688	67.68
225,000.01 – 250,000.00	232	55,224,408	6.20	238,036	5.939	85.22	691	71.23
250,000.01 – 275,000.00	244	64,146,515	7.20	262,896	5.894	84.26	682	66.11
275,000.01 – 300,000.00	212	61,058,854	6.85	288,013	5.885	86.47	691	73.44
300,000.01 – 333,700.00	212	67,538,282	7.58	318,577	5.958	86.35	690	71.25
333,700.01 – 350,000.00	85	29,133,987	3.27	342,753	5.897	85.18	690	76.50
350,000.01 – 500,000.00	473	195,768,970	21.97	413,888	5.872	84.39	694	73.76
500,000.01 – 1,000,000.00	216	134,065,485	15.05	620,674	5.713	82.24	697	81.40
> 1,000,000.01	5	7,585,941	0.85	1,517,188	5.598	68.84	748	73.72
Total	**3,612**	**$890,967,895**	**100.00%**	**$246,669**	**5.931%**	**84.89%**	**693**	**71.70%**

CURRENT MORTGAGE RATES OF MORTGAGE LOANS

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of the Cut-off Date ($)	% of Aggregate Principal Balance as of the Cut-off Date	Average Principal Balance ($)	WA Coupon (%)	WA Combined LTV (%)	WA FICO	IO %
3.500 - 3.999	1	$249,900	0.03%	$249,900	3.875%	80.00%	762	100.00%
4.000 - 4.499	43	14,758,120	1.66	343,212	4.262	79.91	729	97.59
4.500 - 4.999	256	72,498,192	8.14	283,196	4.761	84.36	703	87.88
5.000 - 5.499	491	138,283,725	15.52	281,637	5.218	84.93	707	85.79
5.500 - 5.999	1,041	271,462,120	30.47	260,771	5.722	82.95	697	74.54
6.000 - 6.499	790	188,067,079	21.11	238,060	6.181	85.20	688	67.63
6.500 - 6.999	566	128,953,749	14.47	227,833	6.673	87.02	679	60.06
7.000 - 7.499	219	43,898,806	4.93	200,451	7.170	87.42	669	50.47
7.500 - 7.999	130	23,018,103	2.58	177,062	7.683	90.55	663	39.09
8.000 - 8.499	40	6,454,822	0.72	161,371	8.115	89.73	666	42.41
8.500 - 8.999	8	1,096,919	0.12	137,115	8.608	91.02	662	49.47
9.000 - 9.499	5	465,334	0.05	93,067	9.142	90.31	709	39.65
9.500 - 9.999	4	238,813	0.03	59,703	9.682	95.93	669	0.00
10.000 - 10.499	3	172,656	0.02	57,552	10.219	97.16	658	0.00
10.500 - 10.999	4	508,412	0.06	127,103	10.598	95.42	691	45.63
11.000 - 11.499	1	83,746	0.01	83,746	11.000	90.00	643	0.00
11.500 - 11.999	3	330,589	0.04	110,196	11.741	97.71	628	0.00
12.000 - 12.499	4	295,236	0.03	73,809	12.082	98.82	681	0.00
12.500 - 12.999	3	131,574	0.01	43,858	12.500	97.90	649	0.00
Total	**3,612**	**$890,967,895**	**100.00%**	**$246,669**	**5.931%**	**84.89%**	**693**	**71.70%**

ORIGINAL TERM TO MATURITY OF MORTGAGE LOANS

Original Term (mos)	Number of Loans	Aggregate Principal Balance as of the Cut-off Date ($)	% of Aggregate Principal Balance as of the Cut-off Date	Average Principal Balance ($)	WA Coupon (%)	WA Combined LTV (%)	WA FICO	IO %
0 – 180	76	$13,703,989	1.54%	$180,316	6.397%	69.37%	709	2.50%
181 – 240	13	2,239,238	0.25	172,249	6.151	60.22	663	0.00
241 – 360	3,523	875,024,668	98.21	248,375	5.923	85.20	692	72.97
Total	**3,612**	**$890,967,895**	**100.00%**	**$246,669**	**5.931%**	**84.89%**	**693**	**71.70%**

STATED REMAINING TERM TO MATURITY OF MORTGAGE LOANS

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of the Cut-off Date ($)	% of Aggregate Principal Balance as of the Cut-off Date	Average Principal Balance ($)	WA Coupon (%)	WA Combined LTV (%)	WA FICO	IO %
0-120	1	$343,000	0.04%	$343,000	5.875%	68.60%	669	100.00%
121 - 180	75	13,360,989	1.500	178,147	6.411	69.39	711	0.00
181 - 240	13	2,239,238	0.250	172,249	6.151	60.22	663	0.00
241 - 360	3,523	875,024,668	98.210	248,375	5.923	85.20	692	72.97
Total	**3,612**	**$890,967,895**	**100.00%**	**$246,669**	**5.931%**	**84.89%**	**693**	**71.70%**

SEASONING OF MORTGAGE LOANS

Seasoning (mos)	Number of Loans	Aggregate Principal Balance as of the Cut-off Date ($)	% of Aggregate Principal Balance as of the Cut-off Date	Average Principal Balance ($)	WA Coupon (%)	WA Combined LTV (%)	WA FICO	IO %
0 – 6	3,598	$888,168,632	99.69%	$246,851	5.930%	84.90%	693	71.70%
7 – 12	13	2,730,586	0.31	210,045	6.186	82.33	653	73.97
13 – 18	1	68,676	0.01	68,676	6.125	88.60	600	0.00
Total	**3,612**	**$890,967,895**	**100.00%**	**$246,669**	**5.931%**	**84.89%**	**693**	**71.70%**

COMBINED LOAN-TO-VALUE RATIOS OF MORTGAGE LOANS

Combined LTVs (%)	Number of Loans	Aggregate Principal Balance as of the Cut-off Date ($)	% of Aggregate Principal Balance as of the Cut-off Date	Average Principal Balance ($)	WA Coupon (%)	WA Combined LTV (%)	WA FICO	IO %
00.01 - 50.00	146	$28,717,715	3.22%	$196,697	5.655%	40.47%	699	58.98%
50.01 - 55.00	48	10,673,196	1.20	222,358	5.689	52.91	684	58.57
55.01 - 60.00	91	23,275,966	2.61	255,780	5.671	58.36	693	54.50
60.01 - 65.00	117	39,385,193	4.42	336,626	5.604	63.78	697	69.03
65.01 - 70.00	158	45,436,232	5.10	287,571	5.788	69.10	698	57.52
70.01 - 75.00	153	44,645,633	5.01	291,802	5.926	73.87	687	57.13
75.01 - 80.00	690	187,939,539	21.09	272,376	5.932	79.52	693	68.78
80.01 - 85.00	93	28,815,309	3.23	309,842	6.112	84.41	688	64.61
85.01 - 90.00	491	128,008,095	14.37	260,709	6.130	89.57	681	63.96
90.01 - 95.00	550	119,672,048	13.43	217,586	6.115	94.73	695	79.42
95.01 - 100.00	1,075	234,398,970	26.31	218,046	5.858	99.93	697	85.04
Total	**3,612**	**$890,967,895**	**100.00%**	**$246,669**	**5.931%**	**84.89%**	**693**	**71.70%**

OCCUPANCY STATUS OF MORTGAGE LOANS

Occupancy Status	Number of Loans	Aggregate Principal Balance as of the Cut-off Date ($)	% of Aggregate Principal Balance as of the Cut-off Date	Average Principal Balance ($)	WA Coupon (%)	WA Combined LTV (%)	WA FICO	IO %
Investor	698	$129,120,319	14.49%	$184,986	6.265%	82.81%	705	68.25%
Owner Occupied	2,772	730,524,376	81.99	263,537	5.861	85.29	689	72.03
Second Home	142	31,323,199	3.52	220,586	6.187	84.21	716	78.17
TOTAL	**3,612**	**$890,967,895**	**100.00%**	**$246,669**	**5.931%**	**84.89%**	**693**	**71.70%**

PROPERTY TYPE OF MORTGAGE LOANS

Property Types	Number of Loans	Aggregate Principal Balance as of the Cut-off Date ($)	% of Aggregate Principal Balance as of the Cut-off Date	Average Principal Balance ($)	WA Coupon (%)	WA Combined LTV (%)	WA FICO	IO %
2-4 Family	306	$87,523,415	9.82%	$286,024	6.337%	80.32%	691	49.51%
Condominium	286	66,417,833	7.45	232,230	5.911	85.74	701	77.53
Manufactured Home	1	68,676	0.01	68,676	6.125	88.60	600	0.00
PUD	909	199,092,976	22.35	219,024	5.817	88.32	698	82.72
Single Family	2,110	537,864,994	60.37	254,912	5.909	84.26	690	70.53
TOTAL	**3,612**	**$890,967,895**	**100.00%**	**$246,669**	**5.931%**	**84.89%**	**693**	**71.70%**

LOAN PURPOSE OF MORTGAGE LOANS

Loan Purpose	Number of Loans	Aggregate Principal Balance as of the Cut-off Date ($)	% of Aggregate Principal Balance as of the Cut-off Date	Average Principal Balance ($)	WA Coupon (%)	WA Combined LTV (%)	WA FICO	IO %
Cash Out Refinance	1,175	$318,747,991	35.78%	$271,275	6.011%	75.76%	675	57.94%
Purchase	2,219	513,964,815	57.69	231,620	5.915	91.58	702	79.61
Rate/Term Refinance	218	58,255,089	6.54	267,225	5.630	75.89	707	77.27
TOTAL	**3,612**	**$890,967,895**	**100.00%**	**$246,669**	**5.931%**	**84.89%**	**693**	**71.70%**

DOCUMENT TYPE OF MORTGAGE LOANS

Document Type	Number of Loans	Aggregate Principal Balance as of the Cut-off Date ($)	% of Aggregate Principal Balance as of the Cut-off Date	Average Principal Balance ($)	WA Coupon (%)	WA Combined LTV (%)	WA FICO	IO %
Full/Alternative	817	$187,773,771	21.08%	$229,833	5.718%	84.99%	700	64.97%
No Documentation	446	97,621,215	10.96	218,882	6.181	73.44	696	65.94
Reduced	2	678,512	0.08	339,256	6.940	89.89	656	50.70
Stated Income	1,537	401,844,926	45.10	261,448	5.837	88.39	697	83.57
Stated/Stated	810	203,049,472	22.79	250,678	6.189	83.36	675	57.28
TOTAL	**3,612**	**$890,967,895**	**100.00%**	**$246,669**	**5.931%**	**84.89%**	**693**	**71.70%**

PRODUCT TYPE OF MORTGAGE LOANS

Product Type	Number of Loans	Aggregate Principal Balance as of the Cut-off Date ($)	% of Aggregate Principal Balance as of the Cut-off Date	Average Principal Balance ($)	WA Coupon (%)	WA Combined LTV (%)	WA FICO	IO %
6 Mo LIBOR	163	$52,543,393	5.90%	$322,352	5.584%	89.12%	698	81.55%
2/6 LIBOR	1,394	365,750,009	41.05	262,374	5.806	87.83	684	80.62
3/6 LIBOR	364	87,957,135	9.87	241,640	5.718	85.68	697	87.21
5/6 LIBOR	623	138,363,634	15.53	222,093	5.906	87.29	698	80.49
7/6 LIBOR	24	8,954,187	1.00	373,091	5.398	77.67	729	91.85
10/6 LIBOR	29	9,092,155	1.02	313,523	5.321	77.81	741	95.65
FIXED	925	212,447,604	23.84	229,673	6.347	78.74	697	45.25
FIXED 15 YR	44	11,425,730	1.28	259,676	5.749	64.70	718	0.00
FIXED 20 YR	13	2,239,238	0.25	172,249	6.151	60.22	663	0.00
FIXED 2nd Lien	33	2,194,810	0.25	66,509	10.322	96.35	679	0.00
TOTAL	**3,612**	**$890,967,895**	**100.00%**	**$246,669**	**5.931%**	**84.89%**	**693**	**71.70%**

INDEX TYPE OF MORTGAGE LOANS

Index Type	Number of Loans	Aggregate Principal Balance as of the Cut-off Date ($)	% of Aggregate Principal Balance as of the Cut-off Date	Average Principal Balance ($)	WA Coupon (%)	WA Combined LTV (%)	WA FICO	IO %
Fixed Rate	1,015	$228,307,382	25.62%	$224,933	6.353%	78.02%	697	42.10%
6 Mo LIBOR	2,597	662,660,513	74.38	255,164	5.785	87.26	691	81.90
Total	**3,612**	**$890,967,895**	**100.00%**	**$246,669**	**5.931%**	**84.89%**	**693**	**71.70%**

GEOGRAPHIC DISTRIBUTION OF MORTGAGE LOANS

State	Number of Loans	Aggregate Principal Balance as of the Cut-off Date ($)	% of Aggregate Principal Balance as of the Cut-off Date	Average Principal Balance ($)	WA Coupon (%)	WA Combined LTV (%)	WA FICO	IO %
Alabama	14	$1,857,238	0.21%	$132,660	6.166%	92.85%	700	80.53%
Alaska	1	200,000	0.02	200,000	6.000	100.00	643	100.00
Arizona	114	17,040,130	1.91	149,475	6.281	90.07	693	79.36
Arkansas	1	51,500	0.01	51,500	7.750	79.23	722	100.00
California	1,278	415,001,056	46.58	324,727	5.740	83.08	694	79.79
Colorado	106	21,694,234	2.43	204,663	5.710	89.41	691	82.12
Connecticut	82	18,724,057	2.10	228,342	6.333	84.48	679	43.14
District of Columbia	1	432,000	0.05	432,000	6.750	100.00	669	100.00
Florida	253	49,734,055	5.58	196,577	6.168	87.26	695	76.50
Georgia	677	123,475,378	13.86	182,386	5.726	89.42	708	77.70
Hawaii	10	4,528,261	0.51	452,826	5.893	76.89	705	90.03
Idaho	1	154,317	0.02	154,317	7.740	95.74	610	0.00
Illinois	21	3,924,646	0.44	186,888	6.611	86.44	681	62.50
Indiana	10	910,897	0.10	91,090	7.041	94.19	665	10.21
Iowa	1	142,400	0.02	142,400	6.250	80.00	668	100.00
Kansas	2	303,847	0.03	151,923	6.065	97.59	718	48.18
Kentucky	6	889,192	0.10	148,199	5.807	93.08	686	69.05
Louisiana	6	948,074	0.11	158,012	7.324	89.46	685	47.34
Maine	4	807,812	0.09	201,953	6.267	84.05	678	91.11
Maryland	29	7,092,471	0.80	244,568	6.025	81.47	691	39.84
Massachusetts	74	21,478,439	2.41	290,249	6.343	82.37	695	33.62
Michigan	29	4,586,125	0.51	158,142	6.567	90.46	660	51.99
Minnesota	12	2,360,091	0.26	196,674	5.943	89.48	694	90.36
Mississippi	5	516,290	0.06	103,258	7.052	93.37	666	32.20
Missouri	10	1,467,016	0.16	146,702	6.230	90.93	674	68.40
Montana	2	250,474	0.03	125,237	6.104	79.87	658	0.00
Nebraska	1	456,000	0.05	456,000	5.625	95.00	659	100.00
Nevada	123	26,435,161	2.97	214,920	5.786	83.45	696	96.40
New Hampshire	14	4,469,297	0.50	319,236	6.185	80.14	698	36.67
New Jersey	200	54,948,156	6.17	274,741	6.442	82.75	666	38.63
New Mexico	4	973,743	0.11	243,436	6.312	96.65	688	66.75
New York	122	34,917,779	3.92	286,211	6.436	78.75	680	38.40
North Carolina	39	7,069,209	0.79	181,262	6.372	88.26	717	68.21
Ohio	55	8,960,252	1.01	162,914	6.132	91.00	675	83.98
Oklahoma	3	399,544	0.04	133,181	6.242	87.17	680	0.00
Oregon	6	1,022,582	0.11	170,430	6.306	94.31	664	65.21
Pennsylvania	50	7,586,583	0.85	151,732	6.685	83.17	667	16.75
Rhode Island	11	2,265,344	0.25	205,940	6.447	76.91	661	19.95
South Carolina	25	4,637,277	0.52	185,491	6.295	86.87	709	86.31
Tennessee	28	3,480,774	0.39	124,313	6.346	88.90	679	61.58
Texas	82	11,469,545	1.29	139,872	6.113	88.40	701	60.42
Utah	6	766,690	0.09	127,782	6.411	91.01	692	100.00
Vermont	2	691,000	0.08	345,500	6.781	79.43	667	100.00
Virginia	38	10,584,670	1.19	278,544	6.168	89.94	676	69.65
Washington	49	10,079,825	1.13	205,711	5.818	94.04	689	72.45
West Virginia	1	188,671	0.02	188,671	6.375	100.00	763	0.00
Wisconsin	3	866,800	0.10	288,933	6.811	100.00	661	100.00
Wyoming	1	128,993	0.01	128,993	7.125	95.00	671	0.00
Total	**3,612**	**$890,967,895**	**100.00%**	**$246,669**	**5.931%**	**84.89%**	**693**	**71.70%**

ORIGINAL PREPAYMENT PENALTY TERM

Original Prepayment Penalty Term	Number of Loans	Aggregate Principal Balance as of the Cut-off Date ($)	% of Aggregate Principal Balance as of the Cut-off Date	Average Principal Balance ($)	WA Coupon (%)	WA Combined LTV (%)	WA FICO	IO %
1 Year Prepay	311	$87,139,505	9.78%	$280,191	5.989%	83.40%	696	67.20%
2 Years Prepay	1,145	290,028,542	32.55	253,300	5.757	87.32	690	82.48
3 Years Prepay	1,122	238,920,377	26.82	212,942	5.937	84.40	693	74.19
5 Years Prepay	220	54,667,987	6.14	248,491	5.711	83.19	712	66.64
6 Months Prepay	44	14,983,400	1.68	340,532	5.910	86.84	701	70.09
No Prepayment Penalty	770	205,228,084	23.03	266,530	6.205	82.97	688	56.96
Total	**3,612**	**$890,967,895**	**100.00%**	**$246,669**	**5.931%**	**84.89%**	**693**	**71.70%**

FICO SCORES OF MORTGAGE LOANS

FICO Scores	Number of Loans	Aggregate Principal Balance as of the Cut-off Date ($)	% of Aggregate Principal Balance as of the Cut-off Date	Average Principal Balance ($)	WA Coupon (%)	WA Combined LTV (%)	WA FICO	IO %
0 - 525	1	$190,869	0.02%	$190,869	7.650%	80.00%	523	0.00%
526 - 575	2	259,884	0.03	129,942	7.558	80.49	528	0.00
576 - 600	46	9,518,554	1.07	206,925	7.003	79.99	590	6.42
601 - 625	167	41,178,361	4.62	246,577	6.373	82.52	617	45.11
626 - 650	574	135,831,021	15.25	236,639	6.208	83.66	639	68.90
651 - 675	698	168,666,232	18.93	241,642	6.001	85.86	664	71.16
676 - 700	677	173,962,350	19.53	256,961	5.865	85.22	688	76.93
701 - 725	524	131,039,539	14.71	250,075	5.798	87.05	713	80.50
726 - 750	444	111,251,826	12.49	250,567	5.727	85.72	738	73.77
751 - 775	293	72,125,509	8.10	246,162	5.686	83.14	761	73.76
776 - 800	156	41,221,395	4.63	264,240	5.696	81.19	786	63.81
801 - 825	30	5,722,355	0.64	190,745	5.960	84.40	806	90.08
Total	**3,612**	**$890,967,895**	**100.00%**	**$246,669**	**5.931%**	**84.89%**	**693**	**71.70%**

MARGINS OF ADJUSTABLE-RATE MORTGAGE LOANS

Margins (%)	Number of Loans	Aggregate Principal Balance as of the Cut-off Date ($)	% of Aggregate Principal Balance as of the Cut-off Date	Average Principal Balance ($)	WA Coupon (%)	WA Combined LTV (%)	WA FICO	IO %
Fixed	1,015	$228,307,382	25.62%	$224,933	6.353%	78.02%	697	42.10%
2.000 - 2.499	916	212,778,209	23.88	232,291	5.759	87.10	701	84.59
2.500 - 2.999	722	199,620,503	22.4	276,483	5.606	89.09	688	94.35
3.000 - 3.499	431	112,598,935	12.64	261,250	5.570	85.54	709	95.64
3.500 - 3.999	225	63,448,165	7.12	281,992	5.847	87.87	681	74.79
4.000 - 4.499	20	5,164,895	0.58	258,245	6.306	85.76	672	62.87
4.500 - 4.999	16	4,745,534	0.53	296,596	5.628	79.11	693	34.86
5.000 - 5.499	56	15,259,339	1.71	272,488	6.091	84.29	667	20.32
5.500 - 5.999	59	13,873,387	1.56	235,142	6.515	84.75	652	9.36
6.000 - 6.499	64	15,021,489	1.69	234,711	6.791	85.94	635	25.00
6.500 - 6.999	55	13,197,486	1.48	239,954	7.128	84.81	634	28.04
7.000 - 7.499	25	5,404,362	0.61	216,174	7.474	88.73	632	46.12
7.500 - 7.999	6	962,707	0.11	160,451	7.996	78.24	612	0.00
8.500 - 8.999	1	518,194	0.06	518,194	6.750	85.00	784	0.00
9.000 and Greater	1	67,307	0.01	67,307	9.750	90.00	684	0.00
Total	**3,612**	**$890,967,895**	**100.00%**	**$246,669**	**5.931%**	**84.89%**	**693**	**71.70%**

NEXT RATE ADJUSTMENT DATES OF ADJUSTABLE-RATE MORTGAGE LOANS

Next Rate Change Dates	Number of Loans	Aggregate Principal Balance as of the Cut-off Date ($)	% of Aggregate Principal Balance as of the Cut-off Date	Average Principal Balance ($)	WA Coupon (%)	WA Combined LTV (%)	WA FICO	IO %
Fixed	1,015	$228,307,382	25.62%	$224,933	6.353%	78.02%	697	42.10%
May 2005	14	4,510,716	0.51	322,194	5.682	83.05	692	71.94
June 2005	24	7,052,625	0.79	293,859	5.439	90.41	706	95.57
July 2005	60	19,814,834	2.22	330,247	5.673	89.48	695	81.52
August 2005	49	16,834,719	1.89	343,566	5.608	89.64	699	73.55
September 2005	15	4,001,498	0.45	266,767	5.281	91.34	693	100.00
December 2005	1	329,000	0.04	329,000	4.375	70.00	751	100.00
July 2006	1	139,157	0.02	139,157	8.150	66.67	527	0.00
August 2006	1	190,869	0.02	190,869	7.650	80.00	523	0.00
September 2006	5	1,189,589	0.13	237,918	5.423	81.38	668	78.26
October 2006	11	3,201,060	0.36	291,005	6.259	89.60	677	80.87
November 2006	52	13,520,712	1.52	260,014	5.597	83.65	680	92.58
December 2006	221	56,415,573	6.33	255,274	5.756	85.95	692	87.73
January 2007	501	127,611,840	14.32	254,714	5.799	89.43	685	82.12
February 2007	385	105,798,665	11.87	274,802	5.811	87.94	680	78.77
March 2007	217	57,682,545	6.47	265,818	5.878	87.00	680	71.45
April 2007	1	275,000	0.03	275,000	5.250	63.22	638	100.00
October 2007	1	98,810	0.01	98,810	5.875	100.00	697	100.00
November 2007	3	904,950	0.10	301,650	4.981	76.56	717	100.00
December 2007	47	11,411,008	1.28	242,787	5.704	82.63	711	82.33
January 2008	129	30,032,070	3.37	232,807	5.724	86.96	697	90.04
February 2008	113	28,860,125	3.24	255,399	5.792	85.48	692	85.81
March 2008	70	16,375,172	1.84	233,931	5.632	86.59	696	86.90
May 2009	1	185,600	0.02	185,600	5.000	95.00	685	100.00
September 2009	1	150,650	0.02	150,650	6.625	100.00	689	100.00
October 2009	4	1,009,750	0.11	252,438	5.554	88.00	657	100.00
November 2009	21	5,057,209	0.57	240,819	5.805	84.55	711	95.37
December 2009	127	26,378,578	2.96	207,705	6.189	87.05	692	82.47
January 2010	217	49,751,328	5.58	229,269	6.002	88.30	693	84.98
February 2010	135	32,343,354	3.63	239,580	5.772	85.14	703	74.56
March 2010	117	23,487,164	2.64	200,745	5.609	88.77	710	72.59
December 2011	2	869,594	0.10	434,797	5.408	71.40	734	74.75
January 2012	7	3,234,011	0.36	462,002	5.440	81.88	740	84.22
February 2012	9	2,886,832	0.32	320,759	5.369	77.72	722	100.00
March 2012	5	1,578,750	0.18	315,750	5.245	79.58	709	100.00
January 2015	8	2,889,900	0.32	361,238	5.362	73.62	736	100.00
February 2015	9	2,750,200	0.31	305,578	5.373	81.64	734	100.00
March 2015	13	3,837,055	0.43	295,158	5.309	75.24	752	89.69
Total	**3,612**	**$890,967,895**	**100.00%**	**$246,669**	**5.931%**	**84.89%**	**693**	**71.70%**

MAXIMUM MORTGAGE RATES OF ADJUSTABLE-RATE MORTGAGE LOANS

Maximum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of the Cut-off Date ($)	% of Aggregate Principal Balance as of the Cut-off Date	Average Principal Balance ($)	WA Coupon (%)	WA Combined LTV (%)	WA FICO	IO %
Fixed	1,015	$228,307,382	25.62%	$224,933	6.353%	78.02%	697	42.10%
9.000 - 9.499	5	2,495,400	0.28	499,080	4.329	75.96	754	85.73
9.500 - 9.999	43	11,384,672	1.28	264,760	4.750	85.02	715	52.33
10.000 - 10.499	180	46,238,955	5.19	256,883	4.978	83.76	718	85.27
10.500 - 10.999	526	134,514,640	15.10	255,731	5.287	85.74	700	91.80
11.000 - 11.499	520	134,410,585	15.09	258,482	5.494	86.99	700	91.11
11.500 - 11.999	580	148,499,618	16.67	256,034	5.878	87.17	686	84.95
12.000 - 12.499	302	75,987,523	8.53	251,614	6.222	88.72	681	79.26
12.500 - 12.999	207	51,425,970	5.77	248,435	6.721	89.27	670	64.18
13.000 - 13.499	98	21,625,215	2.43	220,665	7.134	88.66	650	48.16
13.500 - 13.999	60	12,638,887	1.42	210,648	7.614	93.02	650	38.48
14.000 - 14.499	21	4,135,548	0.46	196,931	7.803	91.81	664	47.38
14.500 - 15.499	4	1,319,700	0.15	329,925	8.061	90.16	642	100.00
15.000 - 15.499	1	184,500	0.02	184,500	9.000	90.00	659	100.00
15.500 - 15.999	1	67,307	0.01	67,307	9.750	90.00	684	0.00
16.500 - 16.999	4	912,137	0.10	228,034	4.600	100.00	690	52.36
17.000 - 17.499	8	3,318,304	0.37	414,788	5.134	98.38	689	85.94
17.500 - 17.999	17	6,179,002	0.69	363,471	5.708	94.28	707	64.54
18.000 - 18.499	20	7,322,549	0.82	366,127	6.176	92.12	688	51.99
Total	**3,612**	**$890,967,895**	**100.00%**	**$246,669**	**5.931%**	**84.89%**	**693**	**71.70%**

MINIMUM MORTGAGE RATES OF ADJUSTABLE-RATE MORTGAGE LOANS

Minimum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of the Cut-off Date ($)	% of Aggregate Principal Balance as of the Cut-off Date	Average Principal Balance ($)	WA Coupon (%)	WA Combined LTV (%)	WA FICO	IO %
Fixed	1,015	$228,307,382	25.62%	$224,933	6.353%	78.02%	697	42.10%
2.000 - 2.499	916	212,778,209	23.88	232,291	5.759	87.10	701	84.59
2.500 - 2.999	722	199,620,503	22.40	276,483	5.606	89.09	688	94.35
3.000 - 3.499	431	112,598,935	12.64	261,250	5.570	85.54	709	95.64
3.500 - 3.999	225	63,448,165	7.12	281,992	5.847	87.87	681	74.79
4.000 - 4.499	17	4,541,582	0.51	267,152	6.466	87.20	673	71.49
4.500 - 4.999	8	2,552,386	0.29	319,048	5.740	81.54	715	64.81
5.000 - 5.499	28	7,791,736	0.87	278,276	6.197	84.88	680	39.79
5.500 - 5.999	53	13,411,380	1.51	253,045	6.180	84.12	659	9.68
6.000 - 6.499	59	14,934,567	1.68	253,128	6.390	84.20	644	25.14
6.500 - 6.999	68	15,857,063	1.78	233,192	6.851	85.20	645	23.34
7.000 - 7.499	49	11,155,923	1.25	227,672	7.265	85.32	625	22.34
7.500 - 7.999	15	2,694,126	0.30	179,608	7.745	87.70	606	0.00
8.000 - 8.499	4	690,435	0.08	172,609	8.134	79.92	601	0.00
8.500 - 8.999	1	518,194	0.06	518,194	6.750	85.00	784	0.00
9.000 +	1	67,307	0.01	67,307	9.750	90.00	684	0.00
Total	**3,612**	**$890,967,895**	**100.00%**	**$246,669**	**5.931%**	**84.89%**	**693**	**71.70%**

INITIAL PERIODIC RATE CAPS OF ADJUSTABLE-RATE MORTGAGE LOANS

Initial Periodic Rate Caps (%)	Number of Loans	Aggregate Principal Balance as of the Cut-off Date ($)	% of Aggregate Principal Balance as of the Cut-off Date	Average Principal Balance ($)	WA Coupon (%)	WA Combined LTV (%)	WA FICO	IO %
Fixed	1,015	$228,307,382	25.62%	$224,933	6.353%	78.02%	697	42.10%
0.001 - 1.999	115	35,653,190	4.00	310,028	5.642	87.01	693	87.91
2.000 - 2.499	32	9,924,824	1.11	310,151	5.442	84.87	728	76.45
3.000 - 3.499	1,732	443,238,937	49.75	255,912	5.770	87.14	686	83.09
5.000 - 5.499	561	124,863,904	14.01	222,574	5.914	87.98	700	80.14
6.000 - 6.499	157	48,979,658	5.50	311,972	5.767	87.15	706	72.33
Total	**3,612**	**$890,967,895**	**100.00%**	**$246,669**	**5.931%**	**84.89%**	**693**	**71.70%**

SUBSEQUENT PERIODIC RATE CAPS OF ADJUSTABLE-RATE MORTGAGE LOANS

Subsequent Periodic Rate Caps (%)	Number of Loans	Aggregate Principal Balance as of the Cut-off Date ($)	% of Aggregate Principal Balance as of the Cut-off Date	Average Principal Balance ($)	WA Coupon (%)	WA Combined LTV (%)	WA FICO	IO %
Fixed	1,015	$228,307,382	25.62%	$224,933	6.353%	78.02%	697	42.10%
0.000 - 1.999	2,583	658,574,659	73.92	254,965	5.787	87.35	691	81.87
2.000 - 2.499	14	4,085,854	0.46	291,847	5.431	71.94	724	87.36
Total	**3,612**	**$890,967,895**	**100.00%**	**$246,669**	**5.931%**	**84.89%**	**693**	**71.70%**

Group 1 Collateral Summary			
Collateral statistics for the Mortgage Loans listed below are as of the Cut-off Date			
		Summary	**Ranges (if applicable)**
Total Number of Loans		1,683	
Total Outstanding Loan Balance		$489,275,783	$24,288 - $1,993,441
Average Loan Principal Balance		$290,716	
WA Coupon		5.952%	4.000% - 12.500%
WA Remaining Term (mo.)		354	171 – 359
WA Combined LTV*		82.47%	8.33% - 100.00%
WA FICO		696	529 – 815
WA Seasoning (mo.)		3	1 – 15
1st Liens		99.55%	
Loan Type			
ARM		56.91%	
Fixed		43.09%	
Geographic Distribution (> 5%)			
	California	50.88%	
	Georgia	14.68%	
	New Jersey	5.26%	
	New York	5.15%	
ARM Characteristics			
WA Gross Margin		2.994%	2.250% - 8.750%
WA Initial Periodic Cap		3.622%	1.000% - 6.000%
WA Subsequent Periodic Cap		1.005%	1.000% - 2.000%
WA Lifetime Maximum Rate		11.555%	9.125% - 18.250%
WA Lifetime Minimum Rate		3.005%	2.250% - 8.750%

* With respect to loans secured by second liens, the Combined Loan-to-Value ratio was used.

Collateral Tables – Group I

ORIGINAL PRINCIPAL BALANCES OF MORTGAGE LOANS

Original Principal Balance ($)	Number of Loans	Aggregate Original Principal Balance ($)	% of Aggregate Original Principal Balance	Average Original Principal Balance ($)	WA Coupon (%)	WA Combined LTV (%)	WA FICO	IO %
0.01 - 25,000.00	2	$49,500	0.01%	$24,750	8.693%	95.05%	648	0.00%
25,000.01 - 50,000.00	20	805,077	0.16	40,254	8.566	74.71	674	10.53
50,000.01 - 75,000.00	84	5,438,566	1.11	64,745	7.150	82.01	694	33.73
75,000.01 - 100,000.00	95	8,432,191	1.72	88,760	6.845	82.60	687	41.77
100,000.01 - 125,000.00	145	16,511,533	3.37	113,873	6.287	84.70	699	52.67
125,000.01 - 150,000.00	152	20,894,010	4.27	137,461	6.158	82.53	700	58.90
150,000.01 - 175,000.00	129	20,843,713	4.26	161,579	6.171	85.63	703	60.56
175,000.01 - 200,000.00	98	18,307,326	3.74	186,809	6.077	82.14	699	42.90
200,000.01 - 225,000.00	70	14,964,799	3.06	213,783	6.088	79.35	697	35.64
225,000.01 - 250,000.00	67	15,979,254	3.26	238,496	6.253	81.64	693	48.14
250,000.01 - 275,000.00	71	18,645,748	3.81	262,616	6.097	80.41	687	45.25
275,000.01 - 300,000.00	56	16,238,785	3.32	289,978	6.236	81.40	685	47.92
300,000.01 - 333,700.00	52	16,573,732	3.38	318,726	6.055	78.26	700	46.24
333,700.01 - 350,000.00	19	6,560,766	1.34	345,303	5.924	73.90	703	78.81
350,000.01 - 500,000.00	408	170,905,407	34.90	418,886	5.875	84.21	694	74.04
500,000.01 - 1,000,000.00	210	130,971,872	26.74	623,676	5.703	82.14	697	82.09
> 1,000,000.01	5	7,607,500	1.55	1,521,500	5.598	68.83	748	73.51
Total	**1,683**	**$489,729,779**	**100.00%**	**$290,986**	**5.952%**	**82.47%**	**696**	**67.11%**

PRINCIPAL BALANCES OF MORTGAGE LOANS AS OF THE CUT-OFF DATE

Principal Balance ($)	Number of Loans	Aggregate Principal Balance as of the Cut-off Date ($)	% of Aggregate Principal Balance as of the Cut-off Date	Average Principal Balance ($)	WA Coupon (%)	WA Combined LTV (%)	WA FICO	IO %
0.01 – 25,000.00	2	$49,093	0.01%	$24,547	8.693%	95.05%	648	0.00%
25,000.01 – 50,000.00	20	800,805	0.16	40,040	8.561	74.64	674	10.59
50,000.01 – 75,000.00	84	5,424,470	1.11	64,577	7.148	82.00	694	33.81
75,000.01 – 100,000.00	95	8,415,889	1.72	88,588	6.844	82.60	687	41.85
100,000.01 – 125,000.00	145	16,490,023	3.37	113,724	6.287	84.70	699	52.74
125,000.01 – 150,000.00	153	21,020,803	4.30	137,391	6.189	82.67	700	58.54
150,000.01 – 175,000.00	129	20,849,928	4.26	161,627	6.143	85.61	702	60.54
175,000.01 – 200,000.00	97	18,108,091	3.70	186,681	6.072	82.02	699	43.37
200,000.01 – 225,000.00	72	15,391,138	3.15	213,766	6.094	79.66	698	34.65
225,000.01 – 250,000.00	65	15,509,819	3.17	238,613	6.250	81.39	691	49.60
250,000.01 – 275,000.00	73	19,169,338	3.92	262,594	6.126	80.53	685	44.01
275,000.01 – 300,000.00	54	15,670,584	3.20	290,196	6.204	81.30	688	49.66
300,000.01 – 333,700.00	52	16,552,430	3.38	318,316	6.055	78.26	700	46.30
333,700.01 – 350,000.00	19	6,557,021	1.34	345,106	5.924	73.90	703	78.86
350,000.01 – 500,000.00	408	170,786,758	34.91	418,595	5.875	84.21	694	74.09
500,000.01 – 1,000,000.00	210	130,893,652	26.75	623,303	5.703	82.14	697	82.14
> 1,000,000.01	5	7,585,941	1.55	1,517,188	5.598	68.84	748	73.72
Total	**1,683**	**$489,729,779**	**100.00%**	**$290,986**	**5.952%**	**82.47%**	**696**	**67.11%**

CURRENT MORTGAGE RATES OF MORTGAGE LOANS

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of the Cut-off Date ($)	% of Aggregate Principal Balance as of the Cut-off Date	Average Principal Balance ($)	WA Coupon (%)	WA Combined LTV (%)	WA FICO	IO %
3.500 - 3.999	21	$9,515,130	1.94%	$453,101	4.258%	81.12%	735	96.26%
4.000 - 4.499	82	32,703,682	6.68	398,825	4.761	84.17	712	85.24
4.500 - 4.999	194	75,758,642	15.48	390,508	5.212	83.70	708	87.23
5.000 - 5.499	481	148,557,406	30.36	308,851	5.735	79.12	701	69.70
5.500 - 5.999	393	108,651,903	22.21	276,468	6.184	82.20	691	60.82
6.000 - 6.499	299	75,575,868	15.45	252,762	6.674	85.25	682	52.94
6.500 - 6.999	101	21,185,515	4.33	209,758	7.179	85.34	676	44.53
7.000 - 7.499	64	11,734,079	2.40	183,345	7.687	88.43	670	37.44
7.500 - 7.999	18	3,171,745	0.65	176,208	8.099	88.47	664	50.29
8.000 - 8.499	6	679,237	0.14	113,206	8.675	91.00	662	67.02
8.500 - 8.999	4	280,834	0.06	70,209	9.236	90.52	742	0.00
9.000 - 9.499	3	171,506	0.04	57,169	9.655	98.26	663	0.00
9.500 - 9.999	3	172,656	0.04	57,552	10.219	97.16	658	0.00
10.000 - 10.499	3	276,437	0.06	92,146	10.575	99.97	695	0.00
10.500 - 10.999	1	83,746	0.02	83,746	11.000	90.00	643	0.00
11.000 - 11.499	3	330,589	0.07	110,196	11.741	97.71	628	0.00
11.500 - 11.999	4	295,236	0.06	73,809	12.082	98.82	681	0.00
12.000 - 12.499	3	131,574	0.03	43,858	12.500	97.90	649	0.00
12.500 - 12.999	21	9,515,130	1.94	453,101	4.258	81.12	735	96.26
Total	**1,683**	**$489,729,779**	**100.00%**	**$290,986**	**5.952%**	**82.47%**	**696**	**67.11%**

ORIGINAL TERM TO MATURITY OF MORTGAGE LOANS

Original Term (mos)	Number of Loans	Aggregate Principal Balance as of the Cut-off Date ($)	% of Aggregate Principal Balance as of the Cut-off Date	Average Principal Balance ($)	WA Coupon (%)	WA Combined LTV (%)	WA FICO	IO %
0 – 180	56	$9,278,405	1.90%	$165,686	6.676%	70.56%	716	0.00%
181 – 240	7	1,015,530	0.21	145,076	6.454	67.85	633	0.00
241 – 360	1,620	478,981,848	97.90	295,668	5.937	82.73	696	68.61
Total	**1,683**	**$489,729,779**	**100.00%**	**$290,986**	**5.952%**	**82.47%**	**696**	**67.11%**

STATED REMAINING TERM TO MATURITY OF MORTGAGE LOANS

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of the Cut-off Date ($)	% of Aggregate Principal Balance as of the Cut-off Date	Average Principal Balance ($)	WA Coupon (%)	WA Combined LTV (%)	WA FICO	IO %
121 - 180	56	$9,278,405	1.90%	$165,686	6.676%	70.56%	716	0.00%
181 - 240	7	1,015,530	0.21	145,076	6.454	67.85	633	0.00
241 - 360	1,620	478,981,848	97.90	295,668	5.937	82.73	696	68.61
Total	**1,683**	**$489,729,779**	**100.00%**	**$290,986**	**5.952%**	**82.47%**	**696**	**67.11%**

SEASONING OF MORTGAGE LOANS

Seasoning (mos)	Number of Loans	Aggregate Principal Balance as of the Cut-off Date ($)	% of Aggregate Principal Balance as of the Cut-off Date	Average Principal Balance ($)	WA Coupon (%)	WA Combined LTV (%)	WA FICO	IO %
0 – 6	1,678	$488,421,786	99.83%	$291,074	5.951%	82.46%	696	67.15%
7 – 12	4	785,321	0.16	196,330	6.880	90.41	681	84.45
13 – 18	1	68,676	0.01	68,676	6.125	88.60	600	0.00
Total	**1,683**	**$489,729,779**	**100.00%**	**$290,986**	**5.952%**	**82.47%**	**696**	**67.11%**

COMBINED LOAN-TO-VALUE RATIOS OF MORTGAGE LOANS

Combined LTVs (%)	Number of Loans	Aggregate Principal Balance as of the Cut-off Date ($)	% of Aggregate Principal Balance as of the Cut-off Date	Average Principal Balance ($)	WA Coupon (%)	WA Combined LTV (%)	WA FICO	IO %
00.01 - 50.00	99	$20,519,483	4.19%	$207,268	5.761%	40.49%	703	59.61%
50.01 - 55.00	31	7,026,090	1.44	226,648	5.696	52.73	692	59.00
55.01 - 60.00	57	15,536,004	3.18	272,561	5.810	58.27	694	41.64
60.01 - 65.00	62	27,002,364	5.52	435,522	5.689	64.04	705	63.31
65.01 - 70.00	86	29,373,853	6.00	341,556	5.938	69.04	704	48.49
70.01 - 75.00	97	31,036,578	6.34	319,965	5.878	73.87	692	58.46
75.01 - 80.00	356	114,641,467	23.43	322,027	5.959	79.52	696	64.99
80.01 - 85.00	45	18,290,523	3.74	406,456	6.144	84.46	698	71.32
85.01 - 90.00	229	69,890,907	14.28	305,200	6.082	89.51	685	67.35
90.01 - 95.00	233	57,144,185	11.68	245,254	6.065	94.59	700	72.06
95.01 - 100.00	388	98,814,329	20.20	254,676	5.930	99.91	697	81.48
Total	**1,683**	**$489,729,779**	**100.00%**	**$290,986**	**5.952%**	**82.47%**	**696**	**67.11%**

OCCUPANCY STATUS OF MORTGAGE LOANS

Occupancy Status	Number of Loans	Aggregate Principal Balance as of the Cut-off Date ($)	% of Aggregate Principal Balance as of the Cut-off Date	Average Principal Balance ($)	WA Coupon (%)	WA Combined LTV (%)	WA FICO	IO %
Investor	312	$59,950,515	12.25%	$192,149	6.394%	79.92%	709	59.86%
Owner Occupied	1,308	410,899,305	83.98	314,143	5.879	82.93	693	68.13
Second Home	63	18,425,963	3.77	292,476	6.149	80.43	721	69.62
TOTAL	**1,683**	**$489,729,779**	**100.00%**	**$290,986**	**5.952%**	**82.47%**	**696**	**67.11%**

PROPERTY TYPE OF MORTGAGE LOANS

Property Types	Number of Loans	Aggregate Principal Balance as of the Cut-off Date ($)	% of Aggregate Principal Balance as of the Cut-off Date	Average Principal Balance ($)	WA Coupon (%)	WA Combined LTV (%)	WA FICO	IO %
2-4 Family	131	$39,335,920	8.04%	$300,274	6.385%	75.69%	700	45.38%
Condominium	116	32,081,829	6.56	276,567	6.007	82.25	707	70.48
Manufactured Home	1	68,676	0.01	68,676	6.125	88.60	600	0.00
PUD	413	106,276,199	21.72	257,327	5.850	86.03	701	76.24
Single Family	1,022	311,513,160	63.67	304,807	5.926	82.14	693	66.50
TOTAL	**1,683**	**$489,729,779**	**100.00%**	**$290,986**	**5.952%**	**82.47%**	**696**	**67.11%**

LOAN PURPOSE OF MORTGAGE LOANS

Loan Purpose	Number of Loans	Aggregate Principal Balance as of the Cut-off Date ($)	% of Aggregate Principal Balance as of the Cut-off Date	Average Principal Balance ($)	WA Coupon (%)	WA Combined LTV (%)	WA FICO	IO %
Cash Out Refinance	618	$191,552,676	39.15%	$309,956	6.052%	74.60%	680	55.90%
Purchase	949	260,086,473	53.16	274,064	5.920	89.80	706	74.51
Rate/Term Refinance	116	37,636,634	7.69	324,454	5.662	71.89	713	73.84
TOTAL	**1,683**	**$489,729,779**	**100.00%**	**$290,986**	**5.952%**	**82.47%**	**696**	**67.11%**

DOCUMENT TYPE OF MORTGAGE LOANS

Document Type	Number of Loans	Aggregate Principal Balance as of the Cut-off Date ($)	% of Aggregate Principal Balance as of the Cut-off Date	Average Principal Balance ($)	WA Coupon (%)	WA Combined LTV (%)	WA FICO	IO %
Full/Alternative	442	$116,733,379	23.86%	$264,103	5.716%	83.15%	707	60.38%
No Documentation	228	53,599,567	10.95	235,086	6.240	69.71	691	56.04
Stated Income	675	220,237,496	45.01	326,278	5.872	85.95	699	78.74
Stated/Stated	338	98,705,341	20.17	292,028	6.254	80.84	679	55.42
TOTAL	**1,683**	**$489,729,779**	**100.00%**	**$290,986**	**5.952%**	**82.47%**	**696**	**67.11%**

PRODUCT TYPE OF MORTGAGE LOANS

Product Type	Number of Loans	Aggregate Principal Balance as of the Cut-off Date ($)	% of Aggregate Principal Balance as of the Cut-off Date	Average Principal Balance ($)	WA Coupon (%)	WA Combined LTV (%)	WA FICO	IO %
6 Mo LIBOR	49	$24,745,967	5.06%	$505,020	5.666%	88.46%	693	88.80%
2/6 LIBOR	287	130,964,001	26.77	456,321	5.637	87.24	689	91.73
3/6 LIBOR	61	28,849,155	5.90	472,937	5.555	81.09	705	94.22
5/6 LIBOR	311	79,233,914	16.19	254,771	5.796	85.71	695	76.10
7/6 LIBOR	18	7,712,105	1.58	428,450	5.342	76.86	734	90.54
10/6 LIBOR	20	6,924,755	1.42	346,238	5.289	77.25	738	94.29
FIXED	872	200,292,399	40.94	229,693	6.317	78.54	697	42.71
FIXED 15 YR	25	7,343,146	1.50	293,726	5.716	63.57	730	0.00
FIXED 20 YR	7	1,015,530	0.21	145,076	6.454	67.85	633	0.00
FIXED 2nd Lien	33	2,194,810	0.45	66,509	10.322	96.35	679	0.00
TOTAL	**1,683**	**$489,729,779**	**100.00%**	**$290,986**	**5.952%**	**82.47%**	**696**	**67.11%**

INDEX TYPE OF MORTGAGE LOANS

Index Type	Number of Loans	Aggregate Principal Balance as of the Cut-off Date ($)	% of Aggregate Principal Balance as of the Cut-off Date	Average Principal Balance ($)	WA Coupon (%)	WA Combined LTV (%)	WA FICO	IO %
6 Mo LIBOR	746	$278,429,897	56.91%	$373,230	5.660%	85.74%	695	87.31%
Fixed Rate	937	210,845,886	43.09	225,022	6.338	78.16	697	40.57
Total	**1,683**	**$489,729,779**	**100.00%**	**$290,986**	**5.952%**	**82.47%**	**696**	**67.11%**

GEOGRAPHIC DISTRIBUTION OF MORTGAGE LOANS

State	Number of Loans	Aggregate Principal Balance as of the Cut-off Date ($)	% of Aggregate Principal Balance as of the Cut-off Date	Average Principal Balance ($)	WA Coupon (%)	WA Combined LTV (%)	WA FICO	IO %
Alabama	5	$556,848	0.11%	$111,370	6.074%	83.44%	726	63.49%
Arizona	26	3,859,739	0.79	148,452	6.473	88.50	696	40.68
California	644	248,955,783	50.88	386,577	5.803	81.02	694	75.65
Colorado	29	8,012,804	1.64	276,304	5.675	83.66	688	65.12
Connecticut	36	9,186,696	1.88	255,186	6.317	82.49	694	51.38
District of Columbia	1	432,000	0.09	432,000	6.750	100.00	669	100.00
Florida	108	24,094,591	4.92	223,098	6.036	84.47	705	74.64
Georgia	357	71,833,185	14.68	201,213	5.734	86.52	714	68.57
Hawaii	5	2,805,861	0.57	561,172	6.057	82.71	688	83.91
Illinois	6	1,595,141	0.33	265,857	6.774	77.58	681	71.28
Indiana	3	297,677	0.06	99,226	7.479	95.00	648	0.00
Iowa	1	142,400	0.03	142,400	6.250	80.00	668	100.00
Kansas	1	157,447	0.03	157,447	6.125	100.00	776	0.00
Kentucky	1	71,086	0.01	71,086	7.375	75.00	634	0.00
Louisiana	3	665,966	0.14	221,989	7.679	92.46	693	35.14
Maine	3	736,000	0.15	245,333	6.222	83.47	679	100.00
Maryland	12	3,709,431	0.76	309,119	5.903	73.93	703	32.38
Massachusetts	28	9,077,892	1.86	324,210	6.435	80.26	721	33.54
Michigan	10	1,812,125	0.37	181,213	6.726	93.60	667	68.91
Minnesota	3	821,800	0.17	273,933	5.558	94.55	693	100.00
Mississippi	2	139,289	0.03	69,645	6.589	85.42	665	0.00
Missouri	4	406,099	0.08	101,525	6.627	82.72	699	31.23
Montana	2	250,474	0.05	125,237	6.104	79.87	658	0.00
Nebraska	1	456,000	0.09	456,000	5.625	95.00	659	100.00
Nevada	43	10,677,759	2.18	248,320	6.030	82.93	698	94.80
New Hampshire	7	2,808,596	0.57	401,228	6.033	75.82	703	14.47
New Jersey	81	25,739,453	5.26	317,771	6.416	80.76	673	44.12
New Mexico	3	811,041	0.17	270,347	6.374	97.53	700	80.14
New York	81	25,215,009	5.15	311,296	6.443	78.16	685	32.54
North Carolina	13	3,771,544	0.77	290,119	6.127	84.94	738	55.32
Ohio	19	3,203,665	0.65	168,614	6.283	88.77	682	70.57
Oklahoma	3	399,544	0.08	133,181	6.242	87.17	680	0.00
Oregon	2	355,791	0.07	177,895	6.984	89.80	682	0.00
Pennsylvania	22	3,393,911	0.69	154,269	6.658	82.04	688	8.02
Rhode Island	2	505,078	0.10	252,539	7.553	82.44	666	0.00
South Carolina	15	3,073,354	0.63	204,890	6.200	85.61	719	79.34
Tennessee	14	1,282,256	0.26	91,590	6.493	87.65	663	33.22
Texas	50	7,445,592	1.52	148,912	6.220	86.03	710	56.01
Utah	1	85,500	0.02	85,500	8.875	90.00	682	100.00
Vermont	1	475,000	0.10	475,000	7.250	79.17	649	100.00
Virginia	18	5,284,889	1.08	293,605	6.179	87.60	673	66.96
Washington	15	3,892,478	0.80	259,499	6.097	90.68	666	55.03
Wisconsin	1	650,000	0.13	650,000	6.875	100.00	645	100.00
Wyoming	1	128,993	0.03	128,993	7.125	95.00	671	0.00
Total	**1,683**	**$489,729,779**	**100.00%**	**$290,986**	**5.952%**	**82.47%**	**696**	**67.11%**

ORIGINAL PREPAYMENT PENALTY TERM

Original Prepayment Penalty Term	Number of Loans	Aggregate Principal Balance as of the Cut-off Date ($)	% of Aggregate Principal Balance as of the Cut-off Date	Average Principal Balance ($)	WA Coupon (%)	WA Combined LTV (%)	WA FICO	IO %
1 Year Prepay	157	$51,683,739	10.56%	$329,196	6.112%	80.82%	690	60.21%
2 Years Prepay	362	124,717,969	25.49	344,525	5.761	85.47	695	80.53
3 Years Prepay	594	140,177,122	28.65	235,988	6.006	81.71	693	65.94
5 Years Prepay	220	54,667,987	11.17	248,491	5.711	83.19	712	66.64
6 Months Prepay	22	8,830,547	1.80	401,389	5.821	87.39	697	75.52
No Prepayment Penalty	328	109,198,420	22.32	332,922	6.156	80.05	697	56.37
Total	**1,683**	**$489,729,779**	**100.00%**	**$290,986**	**5.952%**	**82.47%**	**696**	**67.11%**

FICO SCORES OF MORTGAGE LOANS

FICO Scores	Number of Loans	Aggregate Principal Balance as of the Cut-off Date ($)	% of Aggregate Principal Balance as of the Cut-off Date	Average Principal Balance ($)	WA Coupon (%)	WA Combined LTV (%)	WA FICO	IO %
526 - 575	1	$120,727	0.02%	$120,727	6.875%	96.42%	529	0.00%
576 - 600	11	2,261,449	0.46	205,586	6.970	75.72	591	27.02
601 - 625	62	17,831,272	3.64	287,601	6.429	78.75	617	46.40
626 - 650	263	73,178,662	14.96	278,246	6.293	81.89	639	64.15
651 - 675	300	86,073,846	17.59	286,913	6.064	83.78	664	66.79
676 - 700	334	102,748,429	21.00	307,630	5.889	82.35	688	71.29
701 - 725	231	67,219,288	13.74	290,993	5.803	85.59	714	77.13
726 - 750	250	70,999,057	14.51	283,996	5.757	83.79	738	66.86
751 - 775	129	38,573,720	7.88	299,021	5.733	78.96	761	67.28
776 - 800	89	27,527,483	5.63	309,298	5.686	78.10	786	52.04
801 - 825	13	2,741,851	0.56	210,912	6.155	72.81	805	90.89
Total	**1,683**	**$489,729,779**	**100.00%**	**$290,986**	**5.952%**	**82.47%**	**696**	**67.11%**

MARGINS OF ADJUSTABLE-RATE MORTGAGE LOANS

Margins (%)	Number of Loans	Aggregate Principal Balance as of the Cut-off Date ($)	% of Aggregate Principal Balance as of the Cut-off Date	Average Principal Balance ($)	WA Coupon (%)	WA Combined LTV (%)	WA FICO	IO %
Fixed	937	$210,845,886	43.09%	$225,022	6.338%	78.16%	697	40.57%
2.000 - 2.499	278	90,663,652	18.53	326,128	5.579	83.99	705	80.76
2.500 - 2.999	201	85,647,221	17.50	426,106	5.566	88.84	687	98.93
3.000 - 3.499	138	53,057,724	10.84	384,476	5.537	82.10	714	95.83
3.500 - 3.999	83	30,484,592	6.23	367,284	5.845	87.51	675	82.82
4.000 - 4.499	5	2,266,385	0.46	453,277	6.266	90.84	659	75.01
4.500 - 4.999	6	2,837,000	0.58	472,833	5.609	83.98	702	54.19
5.000 - 5.499	5	1,976,524	0.40	395,305	6.175	90.31	696	16.47
5.500 - 5.999	5	1,851,713	0.38	370,343	6.741	83.10	644	19.97
6.000 - 6.499	8	3,301,506	0.67	412,688	6.729	88.92	631	51.36
6.500 - 6.999	10	4,076,279	0.83	407,628	6.960	88.32	659	47.47
7.000 - 7.499	6	1,749,107	0.36	291,518	7.153	86.31	661	85.72
8.500 - 8.999	1	518,194	0.11	518,194	6.750	85.00	784	0.00
Total	**1,683**	**$489,729,779**	**100.00%**	**$290,986**	**5.952%**	**82.47%**	**696**	**67.11%**

NEXT RATE ADJUSTMENT DATES OF ADJUSTABLE-RATE MORTGAGE LOANS

Next Rate Change Dates	Number of Loans	Aggregate Principal Balance as of the Cut-off Date ($)	% of Aggregate Principal Balance as of the Cut-off Date	Average Principal Balance ($)	WA Coupon (%)	WA Combined LTV (%)	WA FICO	IO %
Fixed	937	$210,845,886	43.09%	$225,022	6.338%	78.16%	697	40.57%
May 2005	3	1,584,039	0.32	528,013	5.853	86.05	682	59.28
June 2005	3	1,789,500	0.37	596,500	5.553	93.45	687	100.00
July 2005	23	11,729,586	2.40	509,982	5.761	87.90	695	95.93
August 2005	16	8,212,641	1.68	513,290	5.565	87.88	694	79.93
September 2005	4	1,430,200	0.29	357,550	5.407	92.86	696	100.00
October 2006	5	2,173,450	0.44	434,690	6.256	88.15	666	100.00
November 2006	12	5,287,550	1.08	440,629	5.512	81.70	681	100.00
December 2006	40	19,551,778	4.00	488,794	5.637	83.16	701	93.38
January 2007	112	46,758,399	9.56	417,486	5.612	89.58	689	87.72
February 2007	78	38,146,996	7.80	489,064	5.515	86.97	690	96.66
March 2007	40	19,045,828	3.89	476,146	5.907	87.65	679	86.77
November 2007	1	621,750	0.13	621,750	4.625	75.00	721	100.00
December 2007	10	4,713,861	0.96	471,386	5.581	78.20	709	91.96
January 2008	19	8,770,775	1.79	461,620	5.378	79.21	709	98.93
February 2008	20	9,660,007	1.97	483,000	5.780	83.16	703	97.41
March 2008	11	5,082,761	1.04	462,069	5.523	83.81	693	81.41
May 2009	1	185,600	0.04	185,600	5.000	95.00	685	100.00
October 2009	3	779,500	0.16	259,833	5.275	84.46	648	100.00
November 2009	13	3,890,750	0.80	299,288	5.679	80.72	713	100.00
December 2009	70	15,994,572	3.27	228,494	6.010	82.95	687	72.51
January 2010	103	28,453,461	5.82	276,247	5.903	86.79	688	78.75
February 2010	59	15,882,845	3.25	269,201	5.706	86.08	706	70.56
March 2010	62	14,047,186	2.87	226,568	5.510	87.59	706	72.82
December 2011	2	869,594	0.18	434,797	5.408	71.40	734	74.75
January 2012	6	3,007,611	0.61	501,269	5.398	80.52	742	83.03
February 2012	4	1,871,150	0.38	467,788	5.193	77.13	737	100.00
March 2012	5	1,578,750	0.32	315,750	5.245	79.58	709	100.00
January 2015	8	2,889,900	0.59	361,238	5.362	73.62	736	100.00
February 2015	6	2,027,700	0.41	337,950	5.343	80.09	723	100.00
March 2015	7	2,392,155	0.49	341,736	5.249	74.54	755	83.47
Total	**1,683**	**$489,729,779**	**100.00%**	**$290,986**	**5.952%**	**82.47%**	**696**	**67.11%**

MAXIMUM MORTGAGE RATES OF ADJUSTABLE-RATE MORTGAGE LOANS

Maximum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of the Cut-off Date ($)	% of Aggregate Principal Balance as of the Cut-off Date	Average Principal Balance ($)	WA Coupon (%)	WA Combined LTV (%)	WA FICO	IO %
Fixed	937	$210,845,886	43.09%	$225,022	6.338%	78.16%	697	40.57%
9.000 - 9.499	4	2,331,400	0.48	582,850	4.326	74.26	753	84.73
9.500 - 9.999	21	6,768,743	1.38	322,321	4.772	82.34	721	31.24
10.000 - 10.499	72	22,985,145	4.70	319,238	4.906	82.87	720	85.52
10.500 - 10.999	195	62,229,815	12.72	319,127	5.324	84.60	703	91.97
11.000 - 11.499	162	65,320,733	13.35	403,214	5.404	85.64	702	93.79
11.500 - 11.999	137	54,194,723	11.08	395,582	5.882	84.98	685	91.40
12.000 - 12.499	67	26,531,491	5.42	395,992	6.184	87.55	684	89.15
12.500 - 12.999	43	18,228,612	3.73	423,921	6.718	88.95	683	72.42
13.000 - 13.499	13	5,145,915	1.05	395,840	7.027	88.20	647	60.34
13.500 - 13.999	9	3,539,929	0.72	393,325	7.516	92.87	644	64.41
14.000 - 14.499	5	1,355,607	0.28	271,121	7.523	93.78	659	81.57
14.500 - 15.499	2	734,200	0.15	367,100	8.290	90.00	642	100.00
16.500 - 16.999	1	171,959	0.04	171,959	4.625	100.00	659	0.00
17.000 - 17.499	3	2,140,700	0.44	713,567	5.100	100.00	689	100.00
17.500 - 17.999	4	2,536,153	0.52	634,038	5.645	90.57	684	83.77
18.000 - 18.499	8	4,214,773	0.86	526,847	6.164	92.94	678	70.65
Total	**1,683**	**$489,729,779**	**100.00%**	**$290,986**	**5.952%**	**82.47%**	**696**	**67.11%**

MINIMUM MORTGAGE RATES OF ADJUSTABLE-RATE MORTGAGE LOANS

Minimum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of the Cut-off Date ($)	% of Aggregate Principal Balance as of the Cut-off Date	Average Principal Balance ($)	WA Coupon (%)	WA Combined LTV (%)	WA FICO	IO %
Fixed	937	$210,845,886	43.09%	$225,022	6.338%	78.16%	697	40.57%
2.000 - 2.499	278	90,663,652	18.53	326,128	5.579	83.99	705	80.76
2.500 - 2.999	201	85,647,221	17.50	426,106	5.566	88.84	687	98.93
3.000 - 3.499	138	53,057,724	10.84	384,476	5.537	82.10	714	95.83
3.500 - 3.999	83	30,484,592	6.23	367,284	5.845	87.51	675	82.82
4.000 - 4.499	5	2,266,385	0.46	453,277	6.266	90.84	659	75.01
4.500 - 4.999	4	1,869,382	0.38	467,346	5.691	81.09	725	82.24
5.000 - 5.499	8	3,313,841	0.68	414,230	6.236	90.06	680	20.98
6.000 - 6.499	8	3,177,763	0.65	397,220	6.449	86.02	631	53.36
6.500 - 6.999	11	4,435,720	0.91	403,247	6.854	87.93	666	43.62
7.000 - 7.499	9	2,995,421	0.61	332,825	7.178	87.39	640	50.05
8.500 - 8.999	1	518,194	0.11	518,194	6.750	85.00	784	0.00
Total	**1,683**	**$489,729,779**	**100.00%**	**$290,986**	**5.952%**	**82.47%**	**696**	**67.11%**

INITIAL PERIODIC RATE CAPS OF ADJUSTABLE-RATE MORTGAGE LOANS

Initial Periodic Rate Caps (%)	Number of Loans	Aggregate Principal Balance as of the Cut-off Date ($)	% of Aggregate Principal Balance as of the Cut-off Date	Average Principal Balance ($)	WA Coupon (%)	WA Combined LTV (%)	WA FICO	IO %
Fixed	937	$210,845,886	43.09%	$225,022	6.338%	78.16%	697	40.57%
0.001 - 1.999	41	18,128,070	3.71	442,148	5.824	86.13	692	88.78
2.000 - 2.499	15	6,196,271	1.27	413,085	5.151	81.75	733	78.83
3.000 - 3.499	369	160,009,849	32.70	433,631	5.619	85.46	691	92.73
5.000 - 5.499	256	67,622,744	13.82	264,151	5.783	86.23	699	74.98
6.000 - 6.499	65	26,472,963	5.41	407,276	5.598	86.83	709	87.06
Total	**1,683**	**$489,729,779**	**100.00%**	**$290,986**	**5.952%**	**82.47%**	**696**	**67.11%**

SUBSEQUENT PERIODIC RATE CAPS OF ADJUSTABLE-RATE MORTGAGE LOANS

Subsequent Periodic Rate Caps (%)	Number of Loans	Aggregate Principal Balance as of the Cut-off Date ($)	% of Aggregate Principal Balance as of the Cut-off Date	Average Principal Balance ($)	WA Coupon (%)	WA Combined LTV (%)	WA FICO	IO %
Fixed	937	$210,845,886	43.09%	$225,022	6.338%	78.16%	697	40.57%
0.000 - 1.999	743	277,165,965	57.00	373,036	5.662	85.79	695	87.37
2.000 - 2.499	3	1,263,932	0.00	421,311	5.096	75.68	718	73.74
Total	**1,683**	**$489,729,779**	**100.00%**	**$290,986**	**5.952%**	**82.47%**	**696**	**67.11%**

Group II Collateral Summary			
Collateral statistics for the Mortgage Loans listed below are as of the Cut-off Date			
		Summary	Ranges (if applicable)
Total Number of Loans		1,929	
Total Outstanding Loan Balance		$401,692,112	$40,000 - $550,000
Average Loan Principal Balance		$208,239	
WA Coupon		5.905%	3.875% - 16.625%
WA Remaining Term (mo.)		355	118 – 359
WA Combined LTV*		87.84%	10.79% - 100.00%
WA FICO		688	523 – 814
WA Seasoning (mo.)		3	1 – 12
1st Liens		100.00%	
Loan Type			
ARM		95.65%	
Fixed		4.35%	
Geographic Distribution (> 5%)			
	California	41.34%	
	Georgia	12.86%	
	New Jersey	7.27%	
	Florida	6.38%	
ARM Characteristics			
WA Gross Margin		3.224%	2.000% - 9.250%
WA Initial Periodic Cap		3.375%	1.000% - 6.000%
WA Subsequent Periodic Cap		1.007%	1.000% - 2.000%
WA Lifetime Maximum Rate		11.731%	9.375% - 18.250%
WA Lifetime Minimum Rate		3.276%	2.000% - 9.250%

* With respect to loans secured by second liens, the Combined Loan-to-Value ratio was used.

Collateral Tables – Group II

ORIGINAL PRINCIPAL BALANCES OF MORTGAGE LOANS

Original Principal Balance ($)	Number of Loans	Aggregate Original Principal Balance ($)	% of Aggregate Original Principal Balance	Average Original Principal Balance ($)	WA Coupon (%)	WA Combined LTV (%)	WA FICO	IO %
25,000.01 - 50,000.00	7	$308,700	0.08%	$44,100	6.561%	75.62%	679	25.92%
50,000.01 - 75,000.00	34	2,237,911	0.56	65,821	6.649	82.99	686	47.77
75,000.01 - 100,000.00	124	11,162,384	2.78	90,019	6.123	89.26	693	77.55
100,000.01 - 125,000.00	196	22,102,739	5.50	112,769	6.162	90.75	687	77.04
125,000.01 - 150,000.00	228	31,352,153	7.80	137,509	6.050	91.64	696	74.39
150,000.01 - 175,000.00	180	29,168,233	7.26	162,046	6.015	88.99	688	73.38
175,000.01 - 200,000.00	182	34,289,930	8.53	188,406	5.916	87.46	684	79.29
200,000.01 - 225,000.00	184	39,161,422	9.74	212,834	5.799	85.27	685	81.00
225,000.01 - 250,000.00	168	39,961,119	9.94	237,864	5.819	86.71	690	79.19
250,000.01 - 275,000.00	171	45,000,550	11.20	263,161	5.795	85.85	681	75.50
275,000.01 - 300,000.00	158	45,409,106	11.30	287,399	5.775	88.25	691	81.61
300,000.01 - 333,700.00	160	51,009,059	12.69	318,807	5.927	88.98	686	79.31
333,700.01 - 350,000.00	66	22,588,265	5.62	342,246	5.890	88.46	686	75.77
350,000.01 - 500,000.00	65	24,996,237	6.22	384,557	5.854	85.59	696	71.51
500,000.01 - 1,000,000.00	6	3,180,730	0.79	530,122	6.148	86.08	712	50.61
Total	**1,929**	**$401,928,538**	**100.00%**	**$208,361**	**5.905%**	**87.84%**	**688**	**77.18%**

PRINCIPAL BALANCES OF MORTGAGE LOANS AS OF THE CUT-OFF DATE

Principal Balance ($)	Number of Loans	Aggregate Principal Balance as of the Cut-off Date ($)	% of Aggregate Principal Balance as of the Cut-off Date	Average Principal Balance ($)	WA Coupon (%)	WA Combined LTV (%)	WA FICO	IO %
25,000.01 – 50,000.00	7	$308,242	0.08%	$44,035	6.561%	75.60%	679	25.95%
50,000.01 – 75,000.00	34	2,234,571	0.56	65,723	6.649	83.00	686	47.85
75,000.01 – 100,000.00	124	11,155,901	2.78	89,967	6.123	89.26	693	77.60
100,000.01 – 125,000.00	196	22,087,301	5.50	112,690	6.162	90.75	687	77.09
125,000.01 – 150,000.00	228	31,331,479	7.80	137,419	6.050	91.64	697	74.44
150,000.01 – 175,000.00	182	29,496,870	7.34	162,071	6.017	89.13	689	72.56
175,000.01 – 200,000.00	180	33,919,760	8.44	188,443	5.913	87.33	684	80.16
200,000.01 – 225,000.00	185	39,361,088	9.80	212,763	5.800	85.29	684	80.59
225,000.01 – 250,000.00	167	39,714,589	9.89	237,812	5.818	86.71	691	79.68
250,000.01 – 275,000.00	171	44,977,177	11.20	263,024	5.795	85.85	681	75.54
275,000.01 – 300,000.00	158	45,388,270	11.30	287,268	5.775	88.25	691	81.65
300,000.01 – 333,700.00	160	50,985,852	12.69	318,662	5.926	88.98	686	79.35
333,700.01 – 350,000.00	66	22,576,967	5.62	342,075	5.890	88.45	686	75.81
350,000.01 – 500,000.00	65	24,982,211	6.22	384,342	5.854	85.59	696	71.55
500,000.01 – 1,000,000.00	6	3,171,833	0.79	528,639	6.149	86.10	712	50.75
> 1,000,000.01	7	308,242	0.08	44,035	6.561	75.60	679	25.95
Total	**1,929**	**$401,928,538**	**100.00%**	**$208,361**	**5.905%**	**87.84%**	**688**	**77.18%**

CURRENT MORTGAGE RATES OF MORTGAGE LOANS

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of the Cut-off Date ($)	% of Aggregate Principal Balance as of the Cut-off Date	Average Principal Balance ($)	WA Coupon (%)	WA Combined LTV (%)	WA FICO	IO %
3.500 - 3.999	1	$249,900	0.06%	$249,900	3.875%	80.00%	762	100.00%
4.000 - 4.499	22	5,242,990	1.31	238,318	4.268	77.70	719	100.00
4.500 - 4.999	174	39,794,510	9.91	228,704	4.760	84.51	695	90.05
5.000 - 5.499	297	62,525,084	15.57	210,522	5.226	86.41	706	84.05
5.500 - 5.999	560	122,904,714	30.60	219,473	5.707	87.58	692	80.39
6.000 - 6.499	397	79,415,176	19.77	200,038	6.176	89.30	685	76.94
6.500 - 6.999	267	53,377,881	13.29	199,917	6.672	89.52	673	70.14
7.000 - 7.499	118	22,713,291	5.65	192,486	7.162	89.36	662	56.02
7.500 - 7.999	66	11,284,024	2.81	170,970	7.679	92.76	656	40.82
8.000 - 8.499	22	3,283,077	0.82	149,231	8.129	90.95	668	34.80
8.500 - 8.999	2	417,682	0.10	208,841	8.500	91.05	662	20.95
9.000 - 9.499	1	184,500	0.05	184,500	9.000	90.00	659	100.00
9.500 - 9.999	1	67,307	0.02	67,307	9.750	90.00	684	0.00
10.500 - 10.999	1	231,975	0.06	231,975	10.625	90.00	687	100.00
Total	**1,929**	**$401,928,538**	**100.00%**	**$208,361**	**5.905%**	**87.84%**	**688**	**77.18%**

ORIGINAL TERM TO MATURITY OF MORTGAGE LOANS

Original Term (mos)	Number of Loans	Aggregate Principal Balance as of the Cut-off Date ($)	% of Aggregate Principal Balance as of the Cut-off Date	Average Principal Balance ($)	WA Coupon (%)	WA Combined LTV (%)	WA FICO	IO %
0 – 180	20	$4,425,584	1.10%	$221,279	5.813%	66.88%	695	7.75%
181 – 240	6	1,223,708	0.30	203,951	5.900	53.89	688	0.00
241 – 360	1,903	396,042,820	98.59	208,115	5.906	88.18	688	78.24
Total	**1,929**	**$401,928,538**	**100.00%**	**$208,361**	**5.905%**	**87.84%**	**688**	**77.18%**

STATED REMAINING TERM TO MATURITY OF MORTGAGE LOANS

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of the Cut-off Date ($)	% of Aggregate Principal Balance as of the Cut-off Date	Average Principal Balance ($)	WA Coupon (%)	WA Combined LTV (%)	WA FICO	IO %
0-120	1	$343,000	0.09%	$343,000	5.875%	68.60%	669	100.00%
121 - 180	19	4,082,584	1.02	214,873	5.808	66.73	697	0.00
181 - 240	6	1,223,708	0.30	203,951	5.900	53.89	688	0.00
241 - 360	1,903	396,042,820	98.59	208,115	5.906	88.18	688	78.24
Total	**1,929**	**$401,928,538**	**100.00%**	**$208,361**	**5.905%**	**87.84%**	**688**	**77.18%**

SEASONING OF MORTGAGE LOANS

Seasoning (mos)	Number of Loans	Aggregate Principal Balance as of the Cut-off Date ($)	% of Aggregate Principal Balance as of the Cut-off Date	Average Principal Balance ($)	WA Coupon (%)	WA Combined LTV (%)	WA FICO	IO %
0 – 6	1,920	$399,746,846	99.52%	$208,201	5.905%	87.88%	689	77.26%
7 – 12	9	1,945,265	0.48	216,141	5.905	79.07	641	69.74
Total	**1,929**	**$401,928,538**	**100.00%**	**$208,361**	**5.905%**	**87.84%**	**688**	**77.18%**

COMBINED LOAN-TO-VALUE RATIOS OF MORTGAGE LOANS

Combined LTVs (%)	Number of Loans	Aggregate Principal Balance as of the Cut-off Date ($)	% of Aggregate Principal Balance as of the Cut-off Date	Average Principal Balance ($)	WA Coupon (%)	WA Combined LTV (%)	WA FICO	IO %
00.01 - 50.00	47	$8,198,233	2.04%	$174,430	5.391%	40.41%	688	57.41%
50.01 - 55.00	17	3,647,106	0.91	214,536	5.675	53.25	669	57.74
55.01 - 60.00	34	7,739,962	1.93	227,646	5.392	58.53	691	80.32
60.01 - 65.00	55	12,382,828	3.08	225,142	5.418	63.21	680	81.53
65.01 - 70.00	72	16,062,378	4.00	223,089	5.513	69.20	687	74.04
70.01 - 75.00	56	13,609,055	3.39	243,019	6.036	73.87	675	54.10
75.01 - 80.00	334	73,298,072	18.25	219,455	5.888	79.52	687	74.71
80.01 - 85.00	48	10,524,786	2.62	219,266	6.056	84.30	672	52.95
85.01 - 90.00	262	58,117,188	14.47	221,821	6.188	89.64	677	59.87
90.01 - 95.00	317	62,527,863	15.57	197,249	6.161	94.86	691	86.15
95.01 - 100.00	687	135,584,641	33.75	197,358	5.806	99.93	696	87.64
Total	**1,929**	**$401,928,538**	**100.00%**	**$208,361**	**5.905%**	**87.84%**	**688**	**77.18%**

OCCUPANCY STATUS OF MORTGAGE LOANS

Occupancy Status	Number of Loans	Aggregate Principal Balance as of the Cut-off Date ($)	% of Aggregate Principal Balance as of the Cut-off Date	Average Principal Balance ($)	WA Coupon (%)	WA Combined LTV (%)	WA FICO	IO %
Investor	386	$69,169,804	17.22%	$179,196	6.154%	85.31%	702	75.53%
Owner Occupied	1,464	319,625,071	79.57	218,323	5.837	88.32	684	77.06
Second Home	79	12,897,236	3.21	163,256	6.240	89.61	710	90.38
Total	**1,929**	**$401,928,538**	**100.00%**	**$208,361**	**5.905%**	**87.84%**	**688**	**77.18%**

PROPERTY TYPE OF MORTGAGE LOANS

Property Types	Number of Loans	Aggregate Principal Balance as of the Cut-off Date ($)	% of Aggregate Principal Balance as of the Cut-off Date	Average Principal Balance ($)	WA Coupon (%)	WA Combined LTV (%)	WA FICO	IO %
2-4 Family	175	$48,187,495	12.00%	$275,357	6.298%	84.10%	684	52.87%
Condominium	170	34,336,004	8.55	201,976	5.822	89.00	695	84.12
Manufactured Home	496	92,816,778	23.11	187,131	5.780	90.95	694	90.14
PUD	1,088	226,351,835	56.35	208,044	5.885	87.18	686	76.07
Single Family	175	48,187,495	12.00	275,357	6.298	84.10	684	52.87
Total	**1,929**	**$401,928,538**	**100.00%**	**$208,361**	**5.905%**	**87.84%**	**688**	**77.18%**

LOAN PURPOSE OF MORTGAGE LOANS

Loan Purpose	Number of Loans	Aggregate Principal Balance as of the Cut-off Date ($)	% of Aggregate Principal Balance as of the Cut-off Date	Average Principal Balance ($)	WA Coupon (%)	WA Combined LTV (%)	WA FICO	IO %
Cash Out Refinance	557	$127,195,315	31.66%	$228,358	5.949%	77.51%	669	61.01%
Purchase	1,270	253,878,342	63.20	199,904	5.909	93.39	697	84.84
Rate/Term Refinance	102	20,618,455	5.13	202,142	5.572	83.18	697	83.53
Total	**1,929**	**$401,928,538**	**100.00%**	**$208,361**	**5.905%**	**87.84%**	**688**	**77.18%**

DOCUMENT TYPE OF MORTGAGE LOANS

Document Type	Number of Loans	Aggregate Principal Balance as of the Cut-off Date ($)	% of Aggregate Principal Balance as of the Cut-off Date	Average Principal Balance ($)	WA Coupon (%)	WA Combined LTV (%)	WA FICO	IO %
Full/Alternative	375	$71,040,392	17.69%	$189,441	5.721%	88.01%	689	72.52%
No Documentation	218	44,021,647	10.96	201,934	6.110	77.98	701	77.98
Reduced	2	678,512	0.17	339,256	6.940	89.89	656	50.70
Stated Income	862	181,607,430	45.21	210,681	5.795	91.35	695	89.42
Stated/Stated	472	104,344,131	25.98	221,068	6.127	85.75	672	59.05
Total	**1,929**	**$401,928,538**	**100.00%**	**$208,361**	**5.905%**	**87.84%**	**688**	**77.18%**

PRODUCT TYPE OF MORTGAGE LOANS

Product Type	Number of Loans	Aggregate Principal Balance as of the Cut-off Date ($)	% of Aggregate Principal Balance as of the Cut-off Date	Average Principal Balance ($)	WA Coupon (%)	WA Combined LTV (%)	WA FICO	IO %
6 Mo LIBOR	114	$27,797,426	6.92%	$243,837	5.510%	89.71%	701	75.10%
2/6 LIBOR	1,107	234,786,008	58.45	212,092	5.900	88.16	680	74.42
3/6 LIBOR	303	59,107,980	14.71	195,076	5.797	87.92	693	83.79
5/6 LIBOR	312	59,129,720	14.72	189,518	6.053	89.40	702	86.37
7/6 LIBOR	6	1,242,082	0.31	207,014	5.749	82.68	699	100.00
10/6 LIBOR	9	2,167,400	0.54	240,822	5.423	79.59	753	100.00
FIXED	53	12,155,205	3.03	229,343	6.842	81.99	701	87.08
FIXED 15 YR	19	4,082,584	1.02	214,873	5.808	66.73	697	0.00
FIXED 20 YR	6	1,223,708	0.30	203,951	5.900	53.89	688	0.00
Total	**1,929**	**$401,928,538**	**100.00%**	**$208,361**	**5.905%**	**87.84%**	**688**	**77.18%**

INDEX TYPE OF MORTGAGE LOANS

Index Type	Number of Loans	Aggregate Principal Balance as of the Cut-off Date ($)	% of Aggregate Principal Balance as of the Cut-off Date	Average Principal Balance ($)	WA Coupon (%)	WA Combined LTV (%)	WA FICO	IO %
6 Mo LIBOR	1,851	$384,230,616	95.65%	$207,580	5.876%	88.36%	688	77.98%
Fixed Rate	78	17,461,496	4.35	223,865	6.534	76.45	699	60.62
Total	**1,929**	**$401,928,538**	**100.00%**	**$208,361**	**5.905%**	**87.84%**	**688**	**77.18%**

GEOGRAPHIC DISTRIBUTION OF MORTGAGE LOANS

State	Number of Loans	Aggregate Principal Balance as of the Cut-off Date ($)	% of Aggregate Principal Balance as of the Cut-off Date	Average Principal Balance ($)	WA Coupon (%)	WA Combined LTV (%)	WA FICO	IO %
Alabama	9	$1,300,390	0.32%	$144,488	6.205%	96.89%	689	87.83%
Alaska	1	200,000	0.05	200,000	6.000	100.00	643	100.00
Arizona	88	13,180,391	3.28	149,777	6.224	90.53	692	90.69
Arkansas	1	51,500	0.01	51,500	7.750	79.23	722	100.00
California	634	166,045,274	41.34	261,901	5.645	86.16	695	86.02
Colorado	77	13,681,430	3.41	177,681	5.731	92.78	694	92.07
Connecticut	46	9,537,362	2.37	207,334	6.348	86.39	665	35.20
Florida	145	25,639,465	6.38	176,824	6.292	89.89	685	78.25
Georgia	320	51,642,193	12.86	161,382	5.714	93.45	699	90.40
Hawaii	5	1,722,400	0.43	344,480	5.626	67.40	732	100.00
Idaho	1	154,317	0.04	154,317	7.740	95.74	610	0.00
Illinois	15	2,329,505	0.58	155,300	6.499	92.51	681	56.49
Indiana	7	613,220	0.15	87,603	6.828	93.79	673	15.17
Kansas	1	146,400	0.04	146,400	6.000	95.00	656	100.00
Kentucky	5	818,106	0.20	163,621	5.671	94.65	691	75.05
Louisiana	3	282,107	0.07	94,036	6.486	82.39	664	76.14
Maine	1	71,812	0.02	71,812	6.725	90.00	665	0.00
Maryland	17	3,383,040	0.84	199,002	6.160	89.74	678	48.02
Massachusetts	46	12,400,547	3.09	269,577	6.276	83.91	676	33.68
Michigan	19	2,774,000	0.69	146,000	6.463	88.40	655	40.94
Minnesota	9	1,538,291	0.38	170,921	6.149	86.77	694	85.21
Mississippi	3	377,000	0.09	125,667	7.224	96.31	667	44.10
Missouri	6	1,060,917	0.26	176,819	6.078	94.07	665	82.63
Nevada	80	15,757,403	3.92	196,968	5.621	83.79	694	97.49
New Hampshire	7	1,660,701	0.41	237,243	6.440	87.46	688	74.22
New Jersey	119	29,208,703	7.27	245,451	6.465	84.50	660	33.79
New Mexico	1	162,702	0.04	162,702	6.000	92.30	628	0.00
New York	41	9,702,770	2.42	236,653	6.420	80.28	665	53.63
North Carolina	26	3,297,664	0.82	126,833	6.652	92.07	694	82.95
Ohio	36	5,756,588	1.43	159,905	6.047	92.23	671	91.45
Oregon	4	666,791	0.17	166,698	5.945	96.72	655	100.00
Pennsylvania	28	4,192,672	1.04	149,738	6.706	84.08	651	23.82
Rhode Island	9	1,760,266	0.44	195,585	6.130	75.32	659	25.67
South Carolina	10	1,563,923	0.39	156,392	6.481	89.36	690	100.00
Tennessee	14	2,198,518	0.55	157,037	6.260	89.63	688	78.12
Texas	32	4,023,952	1.00	125,749	5.914	92.79	684	68.57
Utah	5	681,190	0.17	136,238	6.101	91.14	693	100.00
Vermont	1	216,000	0.05	216,000	5.750	80.00	705	100.00
Virginia	20	5,299,782	1.32	264,989	6.156	92.27	680	72.34
Washington	34	6,187,347	1.54	181,981	5.642	96.15	703	83.40
West Virginia	1	188,671	0.05	188,671	6.375	100.00	763	0.00
Wisconsin	2	216,800	0.05	108,400	6.621	100.00	708	100.00
Total	**1,929**	**$401,928,538**	**100.00%**	**$208,361**	**5.905%**	**87.84%**	**688**	**77.18%**

ORIGINAL PREPAYMENT PENALTY TERM

Original Prepayment Penalty Term	Number of Loans	Aggregate Principal Balance as of the Cut-off Date ($)	% of Aggregate Principal Balance as of the Cut-off Date	Average Principal Balance ($)	WA Coupon (%)	WA Combined LTV (%)	WA FICO	IO %
1 Year Prepay	154	$35,455,766	8.83%	$230,232	5.809%	87.17%	703	77.38%
2 Years Prepay	783	165,310,573	41.15	211,125	5.754	88.71	686	83.95
3 Years Prepay	528	98,743,256	24.58	187,014	5.838	88.23	694	85.90
6 Months Prepay	22	6,152,853	1.53	279,675	6.038	86.04	707	62.29
No Prepayment Penalty	442	96,029,664	23.91	217,262	6.260	86.30	679	57.63
Total	**1,929**	**$401,928,538**	**100.00%**	**$208,361**	**5.905%**	**87.84%**	**688**	**77.18%**

FICO SCORES OF MORTGAGE LOANS

FICO Scores	Number of Loans	Aggregate Principal Balance as of the Cut-off Date ($)	% of Aggregate Principal Balance as of the Cut-off Date	Average Principal Balance ($)	WA Coupon (%)	WA Combined LTV (%)	WA FICO	IO %
0 - 525	1	$190,869	0.05%	$190,869	7.650%	80.00%	523	0.00%
526 - 575	1	139,157	0.03	139,157	8.150	66.67	527	0.00
576 - 600	35	7,257,105	1.81	207,346	7.013	81.33	590	0.00
601 - 625	105	23,347,089	5.81	222,353	6.330	85.40	617	44.13
626 - 650	311	62,652,359	15.60	201,455	6.108	85.73	639	74.45
651 - 675	398	82,592,385	20.56	207,519	5.934	88.02	663	75.71
676 - 700	343	71,213,921	17.73	207,621	5.830	89.34	688	85.07
701 - 725	293	63,820,251	15.89	217,817	5.793	88.59	712	84.06
726 - 750	194	40,252,769	10.02	207,488	5.674	89.13	738	85.98
751 - 775	164	33,551,789	8.35	204,584	5.633	87.95	761	81.22
776 - 800	67	13,693,912	3.41	204,387	5.715	87.39	785	87.48
801 - 825	17	2,980,505	0.74	175,324	5.781	95.06	807	89.33
Total	**1,929**	**$401,928,538**	**100.00%**	**$208,361**	**5.905%**	**87.84%**	**688**	**77.18%**

MARGINS OF ADJUSTABLE-RATE MORTGAGE LOANS

Margins (%)	Number of Loans	Aggregate Principal Balance as of the Cut-off Date ($)	% of Aggregate Principal Balance as of the Cut-off Date	Average Principal Balance ($)	WA Coupon (%)	WA Combined LTV (%)	WA FICO	IO %
Fixed	78	$17,461,496	4.35%	$223,865	6.534%	76.45%	699	60.62%
2.000 - 2.499	638	122,114,557	30.40	191,402	5.893	89.41	697	87.43
2.500 - 2.999	521	113,973,282	28.37	218,759	5.636	89.29	689	90.91
3.000 - 3.499	293	59,541,211	14.82	203,212	5.600	88.61	705	95.48
3.500 - 3.999	142	32,963,573	8.21	232,138	5.849	88.21	686	67.37
4.000 - 4.499	15	2,898,511	0.72	193,234	6.337	81.79	683	53.37
4.500 - 4.999	10	1,908,534	0.48	190,853	5.657	71.86	678	6.12
5.000 - 5.499	51	13,282,815	3.31	260,447	6.078	83.39	662	20.89
5.500 - 5.999	54	12,021,674	2.99	222,624	6.480	85.01	653	7.73
6.000 - 6.499	56	11,719,983	2.92	209,285	6.808	85.10	636	17.57
6.500 - 6.999	45	9,121,207	2.27	202,693	7.203	83.25	623	19.36
7.000 - 7.499	19	3,655,255	0.91	192,382	7.628	89.89	617	27.17
7.500 - 7.999	6	962,707	0.24	160,451	7.996	78.24	612	0.00
9.000 and Greater	1	67,307	0.02	67,307	9.750	90.00	684	0.00
Total	**1,929**	**$401,928,538**	**100.00%**	**$208,361**	**5.905%**	**87.84%**	**688**	**77.18%**

NEXT RATE ADJUSTMENT DATES OF ADJUSTABLE-RATE MORTGAGE LOANS

Next Rate Change Dates	Number of Loans	Aggregate Principal Balance as of the Cut-off Date ($)	% of Aggregate Principal Balance as of the Cut-off Date	Average Principal Balance ($)	WA Coupon (%)	WA Combined LTV (%)	WA FICO	IO %
Fixed	78	$17,461,496	4.35%	$223,865	6.534%	76.45%	699	60.62%
May 2005	11	2,926,677	0.73	266,062	5.589	81.43	697	78.79
June 2005	21	5,263,125	1.31	250,625	5.401	89.38	713	94.07
July 2005	37	8,085,248	2.01	218,520	5.545	91.77	694	60.61
August 2005	33	8,622,077	2.15	261,275	5.650	91.31	703	67.47
September 2005	11	2,571,298	0.64	233,754	5.212	90.50	691	100.00
December 2005	1	329,000	0.08	329,000	4.375	70.00	751	100.00
July 2006	1	139,157	0.03	139,157	8.150	66.67	527	0.00
August 2006	1	190,869	0.05	190,869	7.650	80.00	523	0.00
September 2006	5	1,189,589	0.30	237,918	5.423	81.38	668	78.26
October 2006	6	1,027,610	0.26	171,268	6.267	92.66	701	40.39
November 2006	40	8,233,162	2.05	205,829	5.651	84.90	679	87.81
December 2006	181	36,863,795	9.18	203,667	5.819	87.43	687	84.73
January 2007	389	80,853,440	20.13	207,849	5.907	89.34	683	78.88
February 2007	307	67,651,669	16.84	220,364	5.978	88.49	675	68.68
March 2007	177	38,636,717	9.62	218,287	5.864	86.68	681	63.90
April 2007	1	275,000	0.07	275,000	5.250	63.22	638	100.00
October 2007	1	98,810	0.02	98,810	5.875	100.00	697	100.00
November 2007	2	283,200	0.07	141,600	5.763	80.00	710	100.00
December 2007	37	6,697,146	1.67	181,004	5.791	85.74	713	75.55
January 2008	110	21,261,295	5.29	193,285	5.867	90.15	691	86.38
February 2008	93	19,200,118	4.78	206,453	5.798	86.65	686	79.97
March 2008	59	11,292,411	2.81	191,397	5.681	87.84	698	89.37
September 2009	1	150,650	0.04	150,650	6.625	100.00	689	100.00
October 2009	1	230,250	0.06	230,250	6.500	99.98	689	100.00
November 2009	8	1,166,459	0.29	145,807	6.226	97.32	705	79.94
December 2009	57	10,384,006	2.59	182,176	6.465	93.37	701	97.81
January 2010	114	21,297,867	5.30	186,823	6.134	90.32	699	93.29
February 2010	76	16,460,510	4.10	216,586	5.836	84.24	700	78.43
March 2010	55	9,439,979	2.35	171,636	5.757	90.53	716	72.26
January 2012	1	226,400	0.06	226,400	5.999	100.00	720	100.00
February 2012	5	1,015,682	0.25	203,136	5.693	78.82	695	100.00
February 2015	3	722,500	0.18	240,833	5.457	86.00	766	100.00
March 2015	6	1,444,900	0.36	240,817	5.407	76.39	746	100.00
Total	**1,929**	**$401,928,538**	**100.00%**	**$208,361**	**5.905%**	**87.84%**	**688**	**77.18%**

MAXIMUM MORTGAGE RATES OF ADJUSTABLE-RATE MORTGAGE LOANS

Maximum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of the Cut-off Date ($)	% of Aggregate Principal Balance as of the Cut-off Date	Average Principal Balance ($)	WA Coupon (%)	WA Combined LTV (%)	WA FICO	IO %
Fixed	78	$17,461,496	4.35%	$223,865	6.534%	76.45%	699	60.62%
9.000 - 9.499	1	164,000	0.04	164,000	4.375	100.00	761	100.00
9.500 - 9.999	22	4,615,929	1.15	209,815	4.719	88.94	707	83.26
10.000 - 10.499	108	23,253,810	5.79	215,313	5.049	84.63	717	85.03
10.500 - 10.999	331	72,284,824	18.00	218,383	5.255	86.72	697	91.66
11.000 - 11.499	358	69,089,852	17.20	192,988	5.580	88.26	698	88.58
11.500 - 11.999	443	94,304,895	23.48	212,878	5.876	88.43	687	81.23
12.000 - 12.499	235	49,456,033	12.31	210,451	6.243	89.35	679	73.95
12.500 - 12.999	164	33,197,358	8.26	202,423	6.723	89.45	663	59.65
13.000 - 13.499	85	16,479,301	4.10	193,874	7.168	88.80	651	44.35
13.500 - 13.999	51	9,098,958	2.27	178,411	7.652	93.08	652	28.39
14.000 - 14.499	16	2,779,941	0.69	173,746	7.939	90.85	666	30.71
14.500 - 15.499	2	585,500	0.15	292,750	7.773	90.35	642	100.00
15.000 - 15.499	1	184,500	0.05	184,500	9.000	90.00	659	100.00
15.500 - 15.999	1	67,307	0.02	67,307	9.750	90.00	684	0.00
16.500 - 16.999	3	740,178	0.18	246,726	4.595	100.00	697	64.53
17.000 - 17.499	5	1,177,604	0.29	235,521	5.194	95.43	690	60.37
17.500 - 17.999	13	3,642,849	0.91	280,219	5.752	96.87	723	51.15
18.000 - 18.499	12	3,107,777	0.77	258,981	6.191	91.00	703	26.68
Total	**1,929**	**$401,928,538**	**100.00%**	**$208,361**	**5.905%**	**87.84%**	**688**	**77.18%**

MINIMUM MORTGAGE RATES OF ADJUSTABLE-RATE MORTGAGE LOANS

Minimum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of the Cut-off Date ($)	% of Aggregate Principal Balance as of the Cut-off Date	Average Principal Balance ($)	WA Coupon (%)	WA Combined LTV (%)	WA FICO	IO %
Fixed	78	$17,461,496	4.35%	$223,865	6.534%	76.45%	699	60.62%
2.000 - 2.499	638	122,114,557	30.40	191,402	5.893	89.41	697	87.43
2.500 - 2.999	521	113,973,282	28.37	218,759	5.636	89.29	689	90.91
3.000 - 3.499	293	59,541,211	14.82	203,212	5.600	88.61	705	95.48
3.500 - 3.999	142	32,963,573	8.21	232,138	5.849	88.21	686	67.37
4.000 - 4.499	12	2,275,198	0.57	189,600	6.665	83.57	688	67.99
4.500 - 4.999	4	683,004	0.17	170,751	5.875	82.79	688	17.10
5.000 - 5.499	73	17,889,275	4.45	245,059	6.177	83.35	664	20.70
6.000 - 6.499	51	11,756,804	2.93	230,526	6.373	83.71	648	17.52
6.500 - 6.999	57	11,421,342	2.84	200,374	6.850	84.14	636	15.46
7.000 - 7.499	40	8,160,502	2.03	204,013	7.297	84.56	620	0.00
7.500 - 7.999	15	2,694,126	0.67	179,608	7.745	87.70	606	0.00
8.000 - 8.499	4	690,435	0.17	172,609	8.134	79.92	601	0.00
9.000 +	1	67,307	0.02	67,307	9.750	90.00	684	0.00
Total	**1,929**	**$401,928,538**	**100.00%**	**$208,361**	**5.905%**	**87.84%**	**688**	**77.18%**

INITIAL PERIODIC RATE CAPS OF ADJUSTABLE-RATE MORTGAGE LOANS

Initial Periodic Rate Caps (%)	Number of Loans	Aggregate Principal Balance as of the Cut-off Date ($)	% of Aggregate Principal Balance as of the Cut-off Date	Average Principal Balance ($)	WA Coupon (%)	WA Combined LTV (%)	WA FICO	IO %
Fixed	78	$17,461,496	4.35%	$223,865	6.534%	76.45%	699	60.62%
0.001 - 1.999	74	17,525,120	4.36	236,826	5.454	87.93	693	87.01
2.000 - 2.499	17	3,728,553	0.93	219,327	5.924	90.06	721	72.49
3.000 - 3.499	1,363	283,229,088	70.51	207,798	5.856	88.08	683	77.65
5.000 - 5.499	305	57,241,160	14.25	187,676	6.069	90.05	702	86.24
6.000 - 6.499	92	22,506,694	5.60	244,638	5.965	87.53	702	55.01
Total	**1,929**	**$401,928,538**	**100.00%**	**$208,361**	**5.905%**	**87.84%**	**688**	**77.18%**

SUBSEQUENT PERIODIC RATE CAPS OF ADJUSTABLE-RATE MORTGAGE LOANS

Subsequent Periodic Rate Caps (%)	Number of Loans	Aggregate Principal Balance as of the Cut-off Date ($)	% of Aggregate Principal Balance as of the Cut-off Date	Average Principal Balance ($)	WA Coupon (%)	WA Combined LTV (%)	WA FICO	IO %
Fixed	78	$17,461,496	4.35%	$223,865	6.534%	76.45%	699	60.62%
0.000 - 1.999	1,840	381,408,694	95.00	207,287	5.878	88.49	687	77.86
2.000 - 2.499	11	2,821,922	1.00	256,538	5.581	70.27	727	93.46
Total	**1,929**	**$401,928,538**	**100.00%**	**$208,361**	**5.905%**	**87.84%**	**688**	**77.18%**